FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

 1. 9M and Q3 2023 results

AstraZeneca
9 November 2023
9M and Q3 2023 results

Strong momentum in the year to date leads to increased guidance for Total Revenue ex COVID-19 medicines and Core EPS

Revenue and EPS summary

		9M 2023			Q3 2023
		% Change			% Change
	$m	Actual	CER[1]	$m	Actual	CER
- Product Sales	32,466	1	4	11,018	4	5
- Alliance Revenue[2]	1,004	99	99	377	76	75
- Collaboration Revenue	317	(28)	(28)	97	(46)	(47)
Total Revenue	33,787	2	5	11,492	5	6
Total Revenue ex COVID-19	33,453	12	15	11,492	12	13
Reported[3] EPS[4]	$3.22	>2x	>2x	$0.89	(16)	(6)
Core[5] EPS	$5.80	10	17	$1.73	4	9

Financial performance (9M 2023 figures unless otherwise stated, growth numbers at CER)

‒    Total Revenue $33,787m, up 5% despite a decline of $2,896m from COVID-19 medicines[6]

‒    Excluding COVID-19 medicines, both Total Revenue and Product Sales increased 15%

‒    Total Revenue from Oncology medicines increased 20%, CVRM[7] 19%, R&I[8] 9%, and Rare Disease 12%

‒    Core Product Sales Gross Margin[9] of 82%, up two percentage points, reflecting the decline in sales of lower margin COVID-19 medicines

‒    Core Operating Margin of 35% increased by three percentage points including the previously-announced gain from an update to the contractual relationships for Beyfortus, totalling $712m and recorded in Core Other operating income

‒    Core EPS increased 17% to $5.80

‒    FY 2023 Total Revenue excluding COVID-19 medicines now expected to increase by a low-teens percentage at CER

‒    FY 2023 Core EPS now expected to increase by a low double-digit to low-teens percentage at CER

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

"Our company continued its strong growth trajectory in the third quarter with Total Revenue from our non-COVID-19 medicines up 13% compared to last year.

We initiated several Phase III trials of high-potential molecules this quarter, including for volrustomig, our PD-1/CTLA-4[10] bispecific antibody. Our portfolio of bispecifics has the potential to replace the first-generation checkpoint inhibitors across a range of cancers. We also initiated a fixed dose combination study of zibotentan with Farxiga which has the potential to significantly improve outcomes for patients with kidney disease not well controlled on current standard of care.

I am excited about the acceleration of our cardiometabolic and obesity pipeline with today's licensing agreement for ECC5004, a potential best-in-class, oral GLP-1RA[11]. This molecule could offer an important advance, as both a monotherapy and in combinations, for the estimated one billion people living with cardiometabolic diseases such as type-2 diabetes and obesity.

Given the momentum in the year to date we have increased our full-year guidance for Total Revenue excluding COVID medicines as well as for Core EPS."

Key milestones achieved since the prior results announcement

‒    Key positive read-outs: datopotamab deruxtecan in metastatic HR[12]-positive breast cancer (TROPION-Breast01); Imfinzi in liver cancer (EMERALD-1); Fasenra in EGPA[13] (MANDARA)

‒    Key regulatory approvals: EU approval for Enhertu in HER2[14]-mutant lung cancer (DESTINY-Lung02); China approvals for Forxiga in heart failure regardless of ejection fraction (DELIVER); Calquence in r/rCLL[15] (ASCEND); Soliris in NMOSD[16]. Japan approvals for Lynparza in prostate cancer (PROpel); Enhertu in HER2-mutant lung cancer (DESTINY-Lung02)

‒    Other milestones: Tagrisso granted US Breakthrough Therapy Designation and US Priority Review in combination with chemotherapy for treatment of patients with locally advanced or metastatic EGFRm[17] NSCLC[18] (FLAURA2); Enhertu granted US Breakthrough Therapy Designations in HER2-positive colorectal cancer (DESTINY-CRC01, DESTINY-CRC02) and multiple types of HER2-expressing tumours (DESTINY-PanTumor02)

Guidance

The Company updates its Total Revenue and Core EPS guidance for FY 2023 at CER, based on the average foreign exchange rates through 2022.

Total Revenue is expected to increase by a mid single-digit percentage

(previously low-to-mid single-digit).

Excluding COVID-19 medicines, Total Revenue is expected to increase by a low-teens percentage

(previously low double-digit).

Core EPS is expected to increase by a low double-digit to low-teens percentage

(previously high single-digit to low double-digit).

Other elements of the Income Statement are expected to be broadly in line with the indications issued in the Company's H1 2023 results announcement.

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact

If foreign exchange rates for October to December 2023 were to remain at the average rates seen in September 2023, it is anticipated that FY 2023 Total Revenue would incur a low single-digit adverse impact versus the performance at CER, and Core EPS would incur a mid single-digit adverse impact (previously a low-to-mid single-digit adverse impact).

The Company's foreign exchange rate sensitivity analysis is provided in Table 19.

Table 1: Key elements of Total Revenue performance in Q3 2023

% Change

Revenue type	$m	Actual	CER
Product Sales	11,018	4	5	∗ Double-digit growth at CER in Oncology, CVRM and Rare Disease
Alliance Revenue	377	76	75	∗ $266m for Enhertu (Q3 2022: $160m) ∗ $74m for Tezspire (Q3 2022: $26m)
Collaboration Revenue	97	(46)	(47)	∗ $71m for Beyfortus regulatory milestone
Total Revenue	11,492	5	6	∗ Excluding COVID-19 medicines, Q3 2023 Total Revenue increased by 12% (13% at CER)
Therapy areas	$m	Actual %	CER %
Oncology	4,664	15	17	∗ Strong performance across key medicines and regions ∗ No milestones from Lynparza in the quarter (Q3 2022: $75m)
CVRM	2,687	14	16	∗ Farxiga up 41%, Lokelma up 30% (31% at CER), roxadustat up 31% (39% CER), Brilinta declined 2% (1% at CER)
R&I	1,549	3	5
∗   Fasenra up 10%, Breztri up 66% (69% CER). Saphnelo and Tezspire also continue to grow rapidly during their launch phase, partially offset by a 12% decline (10% at CER) in Symbicort following entry of a generic competitor in the US during the quarter

V&I[19]	312	(64)	(65)
∗   $nil revenue from COVID-19 mAbs and Vaxzevria in the quarter (Q3 2022: $536m and $180m respectively)
∗   Beyfortus $138m, including $50m of Product Sales from product supplied to Sanofi, $71m of Collaboration Revenue for a regulatory milestone and $17m of Alliance Revenue for AstraZeneca's share of gross profit outside US

Rare Disease	1,974	13	14	∗ Ultomiris up 50% (49% at CER), partially offset by decline in Soliris of 13% (12% at CER) ∗ Strensiq up 20% (21% at CER) and Koselugo up 81% reflecting strong patient demand
Other Medicines	306	(36)	(32)	∗ Nexium generic competition in Japan
Total Revenue	11,492	5	6
Regions inc. COVID-19	$m	Actual %	CER %
US	4,859	5	4
Emerging Markets	2,964	4	12
- China	1,452	(6)	1
- Ex-China Emerging Markets	1,513	15	25
Europe	2,392	16	9
Established RoW	1,276	(10)	(6)
Total Revenue inc. COVID-19	11,492	5	6	● Growth rates impacted by lower sales of COVID-19 medicines (see table below)
Regions ex. COVID-19	$m	Actual %	CER %
US	4,859	12	12
Emerging Markets	2,964	8	16
- China	1,452	(6)	1
- Ex-China Emerging Markets	1,513	25	36
Europe	2,392	23	16
Established RoW	1,276	5	10
Total Revenue ex. COVID-19	11,492	12	13

Table 2: Key elements of financial performance in Q3 2023

Metric	Reported	Reported change	Core	Corechange	Comments[20]
Total Revenue	$11,492m	5% Actual 6% CER	$11,492m	5% Actual 6% CER	∗ Excluding COVID-19 medicines, Q3 2023 Total Revenue increased by 12% (13% at CER) ∗ See Table 1 and the Total Revenue section of this document for further details
Product Sales Gross Margin	81%	+9pp Actual +10pp CER	81%	+1pp Actual +1pp CER
+  Favourable mix of sales from Oncology and Rare Disease medicines
+  No sales of COVID-19 medicines
‒   Increasing mix of products with profit-sharing arrangements, where AstraZeneca books Product Sales and records an expense in COGS[21] for the profit share due to its partner
∗       Variations in Product Sales Gross Margin can be expected between periods due to product seasonality, foreign exchange fluctuations and other effects

R&D expense	$2,584m	5% Actual 4% CER	$2,485m	5% Actual 5% CER
+  Increased investment in the pipeline
∗       Core R&D-to-Total Revenue ratio of 22%(Q3 2022: 21%)
∗       Year-on-year comparisons can be impacted by differences in cost phasing driven by study starts and execution

SG&A expense	$4,800m	12% Actual 12% CER	$3,355m	6% Actual 7% CER
+  Market development for recent launches and pre-launch activities
+  Reported SG&A impacted by increased charges for legal provisions, including a $425m charge to provisions relating to a legal settlement in Q3 2023 (see Note 6)
∗       Core SG&A-to-Total Revenue ratio of 29%(Q3 2022: 29%)
∗       Year-on-year comparisons can be impacted by differences in cost phasing

Other operating income (and expense)[22]	$70m	-34% Actual -33% CER	$70m	-35% Actual -34% CER	‒ Discontinuation of brazikumab development
Operating Margin	17%	+6pp Actual +7pp CER	31%	Stable at Actual +1pp CER	∗ See Product Sales Gross Margin, expenses and Other operating income and expense commentary above
Net finance expense	$291m	-9% Actual -6% CER	$223m	-12% Actual -7% CER	+ Higher interest received on cash and short-term investments, broadly offset by higher rates on floating debt and bond issuances
Tax rate	17%	n/m Actual n/m CER	19%	+1pp Actual +1pp CER	∗ Variations in the tax rate can be expected between periods
EPS	$0.89	-16% Actual -6% CER	$1.73	4% Actual 9% CER	∗ Further details of differences between Reported and Core are shown in Table 14

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Lynparza	mCRPC[23] (1st-line) (PROpel)	Regulatory approval (JP)
	Enhertu	HER2m[24] NSCLC (2nd-line+) (DESTINY-Lung02)	Positive CHMP Opinion (EU), Regulatory approval (EU, JP)
	Calquence	CLL[25] (ASCEND)	Regulatory approval (CN)
	Forxiga	HFpEF[26] (DELIVER)	Regulatory approval (CN)
	Soliris	NMOSD	Regulatory approval (CN)
Regulatory submissionsor acceptances*	Tagrisso	EGFRm NSCLC (1st-line) (FLAURA2)	Regulatory submission (US, EU, CN), Priority Review (US)
	Imfinzi	NSCLC (neoadjuvant) (AEGEAN)	Regulatory submission (US)
	capivasertib	HR+/HER2-negative breast cancer (2nd-line) (CAPItello-291)	Regulatory submission (CN)
	roxadustat	Chemotherapy-induced anaemia	Regulatory submission (CN)
	FluMist	Self-administered influenza vaccine	Regulatory submission (US)
Major Phase III data readouts and other developments	Imfinzi	Liver cancer (locoregional) (EMERALD-1)	Primary endpoint met
	datopotamab deruxtecan	HR+/HER2-breast cancer (inoperable and/or metastatic) (TROPION-Breast01)	Primary endpoint met
	Fasenra	EGPA (MANDARA)	Primary endpoint met

*US, EU and China regulatory submission denotes filing acceptance

Upcoming pipeline catalysts

For a table of anticipated timings of key trial readouts, please refer to page 2 of the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Other pipeline updates

Ultomiris discontinued plans to deliver subcutaneous administration for adults with aHUS[27] or PNH[28]. This decision follows persistent efforts to reliably secure the availability of the on-body delivery system.

Table 4: Phase III trials started since 1 January 2023

Medicine	Trial name	Indication
datopotamab deruxtecan	AVANZAR	NSCLC (1st-line)
	TROPION-Lung07	Non-squamous NSCLC (1st-line)
camizestrant	CAMBRIA-1	HR-positive/HER2-negative adjuvant breast cancer
	CAMBRIA-2	HR-positive/HER2-negative adjuvant breast cancer
capivasertib	CAPItello-292	HR-positive/HER2-negative advanced breast cancer
volrustomig	eVOLVE-Cervical	High-risk locally advanced cervical cancer
	eVOLVE-Lung02	mNSCLC (1st-line) with PD-L1[29] <50%
zibo/dapa	ZENITH High Proteinuria	CKD[30] and high proteinuria
Saphnelo	DAISY	Systemic sclerosis
Tezspire	CROSSING	Eosinophilic oesophagitis
Breztri	LITHOS	Mild to moderate asthma
Breztri	ATHLOS	COPD[31]
pMDI[32] portfolio	HFO1234ze	Mucociliary clearance in healthy volunteers
pMDI portfolio	HFO1234ze	Well-controlled or partially-controlled asthma
tozorakimab	MIRANDA	Symptomatic COPD
AZD3152	SUPERNOVA	COVID-19 prophylaxis
Ultomiris	ARTEMIS	Cardiac surgery-associated acute kidney injury

Corporate and business development

In September, AstraZeneca and Verge Genomics (Verge) announced a multi-target collaboration to identify novel drug targets for rare neurodegenerative and neuromuscular diseases. Verge is a clinical-stage drug discovery company using artificial intelligence and patient tissue data. Under the terms of the four-year agreement, Verge will receive up to $42 million, consisting of upfront fee, equity, and near-term payments, with potential downstream royalties. AstraZeneca will take an equity position in Verge.

In September, AstraZeneca completed the definitive purchase and licence agreement for a portfolio of preclinical rare disease gene therapy programmes and enabling technologies from Pfizer Inc. The agreement has a total consideration of up to $1bn, plus tiered royalties on sales.

Cellectis

In November, AstraZeneca announced a collaboration and investment agreement with Cellectis, a clinical-stage biotechnology company, to accelerate the development of next generation therapeutics in areas of high unmet need, including oncology, immunology and rare diseases. Under the terms of the collaboration agreement, AstraZeneca will leverage the Cellectis proprietary gene editing technologies and manufacturing capabilities, to design novel cell and gene therapy products, strengthening AstraZeneca's growing offering in this space. As part of the agreement, 25 genetic targets have been exclusively reserved for AstraZeneca, from which up to 10 candidate products could be explored for development.

In Q4 2023, Cellectis will receive an initial payment of $105m from AstraZeneca, which comprises a $25m upfront cash payment under the terms of a research collaboration agreement and an $80m equity investment. A further $140m equity investment is expected to close in early 2024 subject to the signing of a final binding agreement. Post-closing of this second investment, AstraZeneca will hold a total equity stake of approximately 44% in Cellectis. Under the terms of the research collaboration, Cellectis is also eligible to receive an investigational new drug option fee and development, regulatory and sales-related milestone payments, ranging from $70m up to $220m, per each of the 10 candidate products, plus tiered royalties.

Eccogene licence

In November, AstraZeneca and Eccogene entered into an exclusive licence agreement for ECC5004, an investigational oral once-daily glucagon-like peptide 1 receptor agonist (GLP-1RA) for the treatment of obesity, type-2 diabetes and other cardiometabolic conditions. Preliminary results from the Phase I trial have shown a differentiating clinical profile for ECC5004, with good tolerability and encouraging glucose and body weight reduction across the dose levels tested compared to placebo.

Under the terms of the agreement, Eccogene will receive an initial upfront payment of $185m and up to an additional $1.825bn in future clinical, regulatory, and commercial milestones and tiered royalties. AstraZeneca is granted exclusive global rights for the development and commercialisation of ECC5004 for any indication in all territories except China, where Eccogene has the right to co-develop and co-commercialise alongside AstraZeneca.

Sustainability summary

This quarter AstraZeneca entered into long-term renewable energy partnerships in the UK and Sweden. The UK agreement will support the transition away from fossil fuels at Company sites in Macclesfield, Cambridge, Luton and Speke. The Sweden agreement corresponds to approximately 80 percent of total electricity needs at both the Company's Gothenburg site and at Södertälje, one of the world's largest drug manufacturing centres. See the Sustainability section for further details.

Conference call

A conference call and webcast for investors and analysts will begin today, 9 November 2023, at 14:00 UK time. Details can be accessed via astrazeneca.com.

Reporting calendar

The Company intends to publish its full year and fourth quarter results on Thursday 8 February 2024.

Operating and financial review

All narrative on growth and results in this section is based on actual foreign exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. The performance shown in this announcement covers the nine-month period to 30 September 2023 ('the period' or '9M 2023') compared to the nine-month period to 30 September 2022 ('9M 2022'), or the three-month period to 30 September 2023 ('the quarter' or 'Q3 2023') compared to the three-month period to 30 September 2022 ('Q3 2022'), unless stated otherwise.

Core financial measures, EBITDA, Net debt, Product Sales Gross Margin (formerly termed as Gross Margin), Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Interim financial statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items, such as:

‒    Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

‒    Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets

‒    Alexion acquisition-related items, primarily fair value adjustments on acquired inventories and fair value impact of replacement employee share awards

‒    Other specified items, principally the imputed finance charges and fair value movements relating to contingent consideration on business combinations or asset acquisitions, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, legal settlements and remeasurement adjustments relating to Other payables assumed from the Alexion acquisition

‒    The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 63 of the Annual Report and Form 20-F Information 2022.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Product Sales Gross Margin (formerly termed Gross Margin) is the percentage by which Product Sales exceeds the Cost of Sales, calculated by dividing the difference between the two by the sales figure. The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.

Operating Margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt' included in the Notes to the Interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 5: Therapy area and medicine performance - Product Sales and Total Revenue

	9M 2023				Q3 2023
			% Change				% Change
Product Sales	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	12,692	38	17	20	4,389	38	16	17
- Tagrisso	4,380	13	7	10	1,465	13	5	6
- Imfinzi [33]	3,102	9	53	56	1,126	10	53	54
- Lynparza	2,070	6	6	9	702	6	7	8
- Calquence	1,839	5	25	26	654	6	16	15
- Enhertu	178	1	>3x	>3x	73	1	>3x	>3x
- Orpathys	33	-	(3)	4	12	-	6	13
- Zoladex	699	2	(3)	5	239	2	-	5
- Faslodex	217	1	(16)	(10)	64	1	(21)	(16)
- Others	174	1	(36)	(32)	54	-	(33)	(30)
BioPharmaceuticals: CVRM	7,887	23	14	18	2,683	23	14	16
- Farxiga	4,358	13	36	40	1,554	14	41	41
- Brilinta	996	3	(2)	-	331	3	(2)	(1)
- Lokelma	300	1	44	49	102	1	30	31
- roxadustat	208	1	41	51	74	1	31	39
- Andexxa	129	-	16	19	40	-	(3)	(5)
- Crestor	860	3	4	11	275	2	(1)	6
- Seloken/Toprol-XL	496	1	(30)	(23)	153	1	(36)	(29)
- Onglyza	180	1	(12)	(8)	53	-	(20)	(17)
- Bydureon	123	-	(40)	(40)	35	-	(48)	(49)
- Others	237	1	(16)	(13)	66	1	(23)	(21)
BioPharmaceuticals: R&I	4,517	13	5	8	1,451	13	2	3
- Symbicort	1,842	5	(4)	(1)	555	5	(12)	(10)
- Fasenra	1,134	3	12	13	389	3	10	10
- Breztri	478	1	69	73	171	1	66	69
- Saphnelo	191	1	>2x	>2x	76	1	>2x	>2x
- Tezspire	51	-	>10x	>10x	21	-	>10x	>10x
- Pulmicort	493	1	3	10	148	1	2	7
- Bevespi	42	-	(2)	(2)	13	-	(5)	(4)
- Daliresp/Daxas	41	-	(74)	(74)	11	-	(79)	(79)
- Others	245	1	(30)	(27)	67	1	(31)	(28)
BioPharmaceuticals: V&I	667	2	(82)	(81)	224	2	(74)	(74)
- COVID-19 mAbs[34]	126	-	(91)	(90)	-	-	n/m	n/m
- Vaxzevria	28	-	(98)	(98)	-	-	n/m	n/m
- Beyfortus	52	-	n/m	n/m	50	-	n/m	n/m
- Synagis	383	1	-	6	99	1	(5)	(1)
- FluMist	78	-	32	28	75	1	28	23
Rare Disease	5,793	17	11	12	1,974	17	13	14
- Soliris	2,429	7	(17)	(15)	781	7	(13)	(12)
- Ultomiris	2,141	6	56	58	777	7	50	49
- Strensiq	847	3	23	24	285	2	20	21
- Koselugo	246	1	65	65	87	1	81	81
- Kanuma	130	-	17	18	44	-	21	19
Other Medicines	910	3	(27)	(22)	297	3	(27)	(22)
- Nexium	735	2	(25)	(20)	244	2	(22)	(17)
- Others	175	1	(33)	(31)	53	-	(43)	(41)
Product Sales	32,466	96	1	4	11,018	96	4	5
Alliance Revenue	1,004	3	99	99	377	3	76	75
Collaboration Revenue	317	1	(28)	(28)	97	1	(46)	(47)
Total Revenue	33,787	100	2	5	11,492	100	5	6

Table 6: Alliance Revenue
	9M 2023				Q3 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Enhertu	741	74	>2x	>2x	266	70	66	65
Tezspire	179	18	>4x	>4x	74	20	>2x	>2x
Vaxzevria: royalties	-	-	n/m	n/m	-	-	n/m	n/m
Other royalty income	59	6	16	15	18	5	10	9
Other Alliance Revenue	25	2	>2x	>2x	19	5	>3x	>3x
Total	1,004	100	99	99	377	100	76	75

Table 7: Collaboration Revenue
	9M 2023				Q3 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
COVID-19 mAbs: licence fees	180	57	n/m	n/m	-	-	n/m	n/m
Farxiga: sales milestones	28	9	n/m	n/m	3	3	n/m	n/m
tralokinumab: sales milestones	20	6	(82)	(82)	20	21	(50)	(50)
Lynparza: regulatory milestones	-	-	n/m	n/m	-	-	n/m	n/m
Beyfortus: regulatory milestones	71	22	n/m	n/m	71	73	n/m	n/m
Other Collaboration Revenue	18	6	(76)	(76)	3	3	(95)	(95)
Total	317	100	(28)	(28)	97	100	(46)	(47)

Table 8: Total Revenue by therapy area

	9M 2023				Q3 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	13,458	40	17	20	4,664	41	15	17
BioPharmaceuticals	13,599	40	(10)	(7)	4,548	40	(4)	(2)
- CVRM	7,926	23	14	19	2,687	23	14	16
- R&I	4,729	14	6	9	1,549	13	3	5
- V&I	944	3	(74)	(73)	312	3	(64)	(65)
Rare Disease	5,793	17	11	12	1,974	17	13	14
Other Medicines	937	3	(30)	(26)	306	3	(36)	(32)
Total	33,787	100	2	5	11,492	100	5	6

Table 9: Total Revenue by region

	9M 2023				Q3 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	13,940	41	6	6	4,859	42	5	4
Emerging Markets	9,242	27	3	10	2,964	26	4	12
- China	4,495	13	(2)	5	1,452	13	(6)	1
- Ex-China	4,747	14	8	15	1,513	13	15	25
Europe	6,765	20	5	5	2,392	21	16	9
Established RoW	3,840	11	(16)	(9)	1,276	11	(10)	(6)
Total	33,787	100	2	5	11,492	100	5	6

Table 10: Total Revenue by region - excluding COVID-19 medicines

	9M 2023				Q3 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	13,940	42	14	14	4,859	42	12	12
Emerging Markets	9,038	27	12	20	2,964	26	8	16
- China	4,495	13	(1)	6	1,452	13	(6)	1
- Ex-China	4,544	14	28	37	1,513	13	25	36
Europe	6,748	20	14	14	2,392	21	23	16
Established RoW	3,726	11	-	8	1,276	11	5	10
Total	33,453	100	12	15	11,492	100	12	13

Oncology

Oncology Total Revenue of $13,458m in 9M 2023 increased by 17% (20% at CER), representing 40% of overall Total Revenue (9M 2022: 35%). There was no Lynparza Collaboration Revenue in 9M 2023 (9M 2022: $250m), and Enhertu Alliance Revenue was $741m (9M 2022: $335m). Product Sales increased by 17% (20% at CER) in 9M 2023 to $12,692m, reflecting new launches and expanded reimbursement across key brands; partially offset by declines in legacy medicines.

Tagrisso

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	4,380	1,679	1,261	821	619
Actual change	7%	14%	4%	6%	(4%)
CER change	10%	14%	11%	6%	5%

Region	Drivers and commentary
Worldwide	∗ Increased global demand for Tagrisso in adjuvant and 1st-line settings combined with expanded reimbursement in the adjuvant setting
US	∗ Continued growth in demand in 1st-line and adjuvant settings
Emerging Markets
∗   Growing demand in adjuvant and 1st-line settings offset by impact of NRDL[35] renewal price in China effective March 2023, some additional impact in China in the third quarter resulting from reduced promotional activities following the government campaign announced at the end of July 2023

Europe	∗ Increased demand growth in 1st-line and growing adjuvant demand
Established RoW	∗ Increased demand in 1st-line and adjuvant settings offset by mandatory price reduction in Japan effective June 2023

Imfinzi and Imjudo

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	3,102	1,708	270	547	577
Actual change	53%	55%	20%	36%	90%
CER change	56%	55%	31%	35%	>2x

Region	Drivers and commentary
Worldwide
∗   Includes $161m of Total Revenue from Imjudo, which launched in Q4 2022 following approvals in the US for patients with unresectable liver cancer (HIMALAYA) and Stage IV NSCLC (POSEIDON)
∗   Growth across all regions, driven by recent launches (BTC[36], HCC[37], Stage IV NSCLC) and established indications (Stage III NSCLC, SCLC[38])

US	∗ Continued demand growth for BTC and HCC indications, increased uptake in SCLC
Emerging Markets
∗   Growth across markets driven by BTC launches and recovery of diagnosis and treatment rates following the COVID-19 pandemic, slightly offset by decreased promotional activities in China due to the government campaign announced at the end of July 2023

Europe	∗ Competitive share gain in SCLC, and expanded reimbursement for new launch indications (BTC, HCC and Stage IV NSCLC)
Established RoW	∗ Growth driven by launch of HCC and BTC and increased share across indications in Japan

Lynparza

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	2,070	902	409	543	216
Actual change	(6%)	1%	14%	(27%)	7%
CER change	(3%)	1%	24%	(27%)	16%

Product Sales	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	2,070	902	409	543	216
Actual change	6%	1%	14%	10%	7%
CER change	9%	1%	24%	10%	16%

Region	Drivers and commentary
Worldwide
∗   Lynparza remains the leading medicine in the PARP[39] inhibitor class globally across four tumour types (ovarian, breast, prostate, pancreatic), as measured by total prescription volume
∗   No regulatory milestones received in the period

US	∗ Continued share growth within the PARP inhibitor class, offset by declining class use and the label restriction in 2nd-line ovarian cancer effective September 2023
Emerging Markets
∗   Increased demand, offset by price reduction in China associated with NRDL renewal that took effect March 2023 for ovarian cancer indications (PSR[40] and BRCAm[41] 1st-line maintenance) and new NRDL enlistment in prostate cancer (PROfound) as well as some impact in the third quarter resulting from reduced promotional activities following the government campaign announced end of July 2023

Europe
∗   Demand growth from increased uptake in 1st-line HRD-positive ovarian cancer, gBRCAm[42] HER2-negative early breast cancer and mCRPC, offset by reduced use in 2nd-line ovarian cancer and pricing
∗   Total Revenue in the prior year period included $250m of milestones

Established RoW	∗ Growth driven by increased uptake in testing and use in 1st-line HRD-positive ovarian cancer

Enhertu

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	919	518	179	204	17
Actual change	>2x	>2x	>3x	>2x	>3x
CER change	>2x	>2x	>3x	>2x	>3x

Region	Drivers and commentary
Worldwide
∗   Combined sales of Enhertu, recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $1,844m in 9M 2023 (9M 2022: $750m)
∗   AstraZeneca's Total Revenue of $919m in the period includes $741m of Alliance Revenue from its share of gross profit and royalties in territories where Daiichi Sankyo records product sales

US	∗ US in-market sales, recorded by Daiichi Sankyo, amounted to $1,087m in 9M 2023 (9M 2022: $532m) ∗ Increased demand across launched indications. Q3 2023 impacted by HER2-low bolus depletion
Emerging Markets	∗ Continued uptake driven by recent approvals and launches including strong demand growth in China following HER2-positive and HER2-low breast cancer launches
Europe	∗ Continued growth driven by increasing adoption in HER2-positive and HER2-low metastatic breast cancer
Established RoW	∗ In Japan, AstraZeneca receives a mid-single-digit percentage royalty on sales made by Daiichi Sankyo

Calquence

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	1,839	1,337	69	353	80
Actual change	25%	12%	>2x	76%	64%
CER change	26%	12%	>2x	77%	74%

Region	Drivers and commentary
Worldwide	∗ Increased penetration globally; leading BTKi[43] in key markets
US
∗   Leadership maintained in growing BTKi class, sustained leading share in the front-line setting, offset by some competitive impact in relapsed refractory setting and increased utilisation of free goods program in Q3

EU	∗ Solid growth continued amidst growing competitive pressure ∗ Increased new patients starts following expanded access in key markets

Orpathys

Orpathys Total Revenue of $34m declined 1% (6% increase at CER), (9M 2022: $35m), following its inclusion in the updated NRDL in China from March 2023, for the treatment of patients with NSCLC with MET exon 14 skipping alterations.

Other Oncology medicines

9M 2023	Change

Total Revenue	$m	Actual	CER
Zoladex	723	(2%)	5%	∗ Underlying growth due to continued demand growth in Emerging Markets, partially offset by price reduction in China following NRDL renewal
Faslodex	217	(16%)	(10%)	∗ Generic competition
Other Oncology	174	(36%)	(32%)	∗ Generic competition

BioPharmaceuticals

BioPharmaceuticals Total Revenue decreased by 10% (7% at CER) in 9M 2023 to $13,599m, representing 40% of overall Total Revenue (9M 2022: 45%). The decline was driven by COVID-19 medicines, partially offset by strong growth from Farxiga and newer R&I medicines.

BioPharmaceuticals - CVRM

CVRM Total Revenue increased by 14% (19% at CER) to $7,926m in 9M 2023, driven by the strong Farxiga performance, and represented 23% of overall Total Revenue (9M 2022: 21%).

Farxiga

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	4,389	1,000	1,655	1,356	378
Actual change	37%	34%	35%	42%	35%
CER change	41%	34%	43%	41%	45%

Region	Drivers and commentary
Worldwide
∗   Farxiga volume is growing faster than the overall SGLT2[44] market in most major regions, fuelled by launches in heart failure and CKD
∗   Additional benefit from continued growth in the overall SGLT2 inhibitor class

US	∗ Growth driven by heart failure and CKD for patients with and without T2D[45] resulting in an increasing market share
Emerging Markets	∗ Solid growth despite generic competition in some markets
Europe
∗   Benefited from the addition of cardiovascular outcomes trial data to the label and growth in HFrEF[46], CKD and the HFpEF approval in February 2023. ESC[47] guidelines updated in August 2023 to also include treatment of patients with HFpEF
∗   Continued strong volume growth in the quarter and expanded class leadership in several key markets

Established RoW
∗   In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales. Continued volume growth driven by HF and CKD launches. Generics launched in Canada in the third quarter

Brilinta

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	996	551	224	203	18
Actual change	(2%)	2%	1%	(5%)	(54%)
CER change	-	2%	10%	(5%)	(51%)

Region	Drivers and commentary
US	∗ Sales in the third quarter benefitted from channel inventory movements
Emerging Markets	∗ Sales declined by 16% (4% at CER) in the third quarter driven by tender phasing
Europe	∗ Sales partly impacted by clawbacks
Established RoW	∗ Sales decline driven by generic entry in Canada

Lokelma

Lokelma Total Revenue increased 44% (49% at CER) to $300m with strong demand growth in all regions.

Roxadustat

Total Revenue increased 40% (50% at CER) to $212m, benefitting from increased demand in both the dialysis- and non-dialysis-dependent populations

Andexxa

Andexxa Total Revenue increased 7% (9% at CER) to $129m.

Other CVRM medicines

9M 2023	Change

Total Revenue	$m	Actual	CER
Crestor	862	4%	11%	∗ Continued sales growth in Emerging Markets, partly offset by declines in the US and Established RoW
Seloken	496	(30%)	(23%)	∗ Ongoing impact of China VBP implementation
Onglyza	180	(12%)	(8%)	∗ Continued decline for DPP-IV class
Bydureon	123	(40%)	(40%)	∗ Continued competitive pressures
Other CVRM	237	(16%)	(13%)

BioPharmaceuticals - R&I

Total Revenue of $4,729m from R&I medicines in 9M 2023 increased 6% (9% at CER) and represented 14% of overall Total Revenue (9M 2022: 14%). This reflected growth in Fasenra, Tezspire, Breztri and Saphnelo, offsetting a decline in Symbicort and other mature brands.

Fasenra

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	1,134	718	48	262	106
Actual change	12%	11%	62%	14%	(1%)
CER change	13%	11%	69%	14%	6%

Region	Drivers and commentary
Worldwide	∗ Retained market share leadership in severe eosinophilic asthma across major markets
US	∗ Expanded leadership in eosinophilic asthma and maintained total share in a growing market, leading to double-digit volume growth, partially offset by managed market price difference
Emerging Markets	∗ Continued strong volume growth driven by launch acceleration across key markets
Europe	∗ Expanded leadership in severe eosinophilic asthma, with strong volume growth partially offset by price in some markets
Established RoW	∗ Maintained class leadership in Japan while market growth remained stable

Breztri

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	478	263	123	55	37
Actual change	69%	60%	73%	>2x	48%
CER change	73%	60%	86%	>2x	58%

Region	Drivers and commentary
Worldwide	∗ Continued to gain market share within the growing FDC[48] triple class across major markets
US	∗ Consistent share growth within the FDC triple class in new-to-brand[49] and the total market
Emerging Markets	∗ Maintained market share leadership in China with strong triple FDC class penetration
Europe	∗ Sustained growth across markets as new launches continue to progress
Established RoW	∗ Increased market share gains within COPD in Japan and strong launch performance in Canada

Tezspire

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	230	179	-	28	23
Actual change	>5x	>4x	-	n/m	n/m
CER change	>5x	>4x	-	n/m	n/m

Region	Drivers and commentary
Worldwide
∗   Tezspire is approved in the US, EU and Japan (as well as other countries) for the treatment of severe asthma without biomarker or phenotypic limitation
∗   Amgen records sales in the US, and AstraZeneca records its share of US gross profits as Alliance Revenue. AstraZeneca books Product Sales in markets outside the US
∗   Combined sales of Tezspire by AstraZeneca and Amgen were $438m in 9M 2023

US	∗ Increased new-to-brand market share with majority of patients new to biologics ∗ Pre-filled pen approved in February 2023
Europe	∗ Achieved and maintained new-to-brand leadership in key markets ∗ Pre-filled pen approved in January 2023
Established RoW	∗ Japan maintained new-to-brand leadership

Saphnelo

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	191	178	1	5	7
Actual change	>2x	>2x	n/m	>4x	>3x
CER change	>2x	>2x	n/m	>4x	>3x

Region	Drivers and commentary
Worldwide	∗ Demand acceleration in the US, and additional growth driven by ongoing launches in Europe and Japan

Symbicort

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	1,842	589	600	408	245
Actual change	(4%)	(18%)	26%	(8%)	(12%)
CER change	(1%)	(18%)	36%	(8%)	(7%)

Region	Drivers and commentary
Worldwide	∗ Symbicort remained the global market leader within a stable ICS[50]/LABA[51] class
US	∗ Generic competition entered the US market in the third quarter, leading to price and volume share declines
Emerging Markets	∗ Strong underlying demand. Growth in China benefitted from the post-COVID-19 recovery at the start of the year
Europe	∗ Continued price and volume erosion from generics and a slowing overall market
Established RoW	∗ Generic erosion in Japan

Other R&I medicines

9M 2023	Change

Total Revenue	$m	Actual	CER
Pulmicort	493	3%	10%	∗ 80% of revenues from Emerging Markets ∗ China market share has stabilised, with VBP having been in effect for over 12 months
Bevespi	42	(2%)	(2%)
Daliresp	41	(74%)	(74%)	∗ Impacted by uptake of multiple generics following loss of exclusivity in the US
Other R&I	278	(41%)	(38%)	∗ Collaboration Revenue of $20m (9M 2022: $110m) ∗ Product Sales of $245m decreased 30% (27% at CER) due to generic competition

BioPharmaceuticals - V&I

Total Revenue from V&I medicines declined by 74% (73% at CER) to $944m (9M 2022: $3,673m) and represented 3% of overall Total Revenue (9M 2022: 11%). In Q3 2023, no revenue was generated from COVID-19 medicines.

COVID-19 mAbs

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	306	-	185	7	114
Actual change	(79%)	n/m	11%	(97%)	(51%)
CER change	(78%)	n/m	11%	(96%)	(45%)

Region	Drivers and commentary
Worldwide	∗ All Product Sales in 9M 2023 were derived from sales of Evusheld in the first quarter
Emerging Markets	∗ $180m license fee from Serum Institute of India in Q2 2023 recorded as Collaboration Revenue

Vaxzevria

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	28	-	18	10	-
Actual change	(98%)	n/m	(98%)	(97%)	n/m
CER change	(98%)	n/m	(98%)	(97%)	n/m

Region	Drivers and commentary
Worldwide	∗ Revenue in the period decreased by 98% due to the conclusion of Vaxzevria contracts

Other V&I medicines

9M 2023	Change

Total Revenue	$m	Actual	CER
Beyfortus	139	n/m	n/m
∗   In Q3 2023 AstraZeneca reported $50m of Product Sales, $17m of Alliance Revenue, and also $71m of Collaboration Revenue relating to a regulatory milestone
∗   The Product Sales relates to sales to Sanofi of Beyfortus product manufactured by AstraZeneca. In Q3 Product Sales benefitted from stock building for the 2023-2024 RSV[52] season
∗   The Alliance Revenue consists of AstraZeneca's 50% share of gross profits on sales of Beyfortus in major markets outside the US. AstraZeneca will also book 25% of revenues in rest of world markets. AstraZeneca has no participation in US profits or losses

Synagis	383	-	6%	∗ Performance broadly in-line with prior year
FluMist	88	49%	45%	∗ $10m milestone received from Daiichi Sankyo in the second quarter following FluMist approval in Japan

Rare Disease

Total Revenue from Rare Disease medicines increased by 11% (12% at CER) in 9M 2023 to $5,793m, representing 17% of overall Total Revenue (9M 2022: 16%).

Performance was driven by the continued growth and durability of the C5[53] franchise, and also the strength of Strensiq and Koselugo patient demand.

Ultomiris

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	2,141	1,260	47	495	339
Actual change	56%	63%	38%	43%	54%
CER change	58%	63%	39%	42%	68%

Region	Drivers and commentary
Worldwide
∗   Growth in neurology indications, expansion into new markets and continued conversion from Soliris
∗   Quarter-on-quarter variability in revenue growth can be expected due to Ultomiris every eight-week dosing schedule and lower average annual treatment cost per patient compared to Soliris

US	∗ Growth in naïve patients in gMG[54] and NMOSD as well as successful conversion from Soliris across shared indications
Emerging Markets	∗ Continued progress following launches in new markets
Europe	∗ Strong demand generation following launches in new markets, particularly in neurology indications, as well as accelerated conversion from Soliris in key markets
Established RoW	∗ Continued conversion from Soliris and strong demand following new launches, particularly NMOSD in Japan

Soliris

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	2,429	1,313	338	530	248
Actual change	(17%)	(22%)	55%	(15%)	(36%)
CER change	(15%)	(22%)	74%	(15%)	(31%)

Region	Drivers and commentary
US	∗ Decline driven by successful conversion of Soliris patients to Ultomiris in PNH, aHUS and gMG, partially offset by Soliris growth in NMOSD
Emerging Markets	∗ Continued progress, launching in new markets
Europe,Established RoW	∗ Decline driven by successful conversion from Soliris to Ultomiris, partially offset by growth in NMOSD

Strensiq

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
9M 2023 $m	847	690	29	64	64
Actual change	23%	26%	14%	9%	12%
CER change	24%	26%	16%	8%	22%

Region	Drivers and commentary
Worldwide	∗ Strong patient demand particularly in the US and Japan

Other Rare Disease medicines

9M 2023	Change

Total Revenue	$m	Actual	CER	Commentary
Koselugo	246	65%	65%	∗ Driven by patient demand and expansion in new markets
Kanuma	130	17%	18%	∗ Continued demand growth in ex-US markets

Other medicines (outside the main therapy areas)

9M 2023	Change

Total Revenue	$m	Actual	CER	Commentary
Nexium	748	(30%)	(25%)	∗ Generic launches in Japan in the latter part of 2022
Others	189	(31%)	(29%)	∗ Continued impact of generic competition

Financial performance

Table 11: Reported Profit and Loss

9M 2023	9M 2022	% Change	Q3 2023	Q3 2022	% Change

	$m	$m	Actual	CER	$m	$m	Actual	CER
Total Revenue	33,787	33,144	2	5	11,492	10,982	5	6
- Product Sales	32,466	32,200	1	4	11,018	10,590	4	5
- Alliance Revenue	1,004	504	99	99	377	214	76	75
- Collaboration Revenue	317	440	(28)	(28)	97	178	(46)	(47)
Cost of sales	(5,960)	(9,491)	(37)	(38)	(2,095)	(2,982)	(30)	(31)
Gross profit	27,827	23,653	18	22	9,397	8,000	17	20
Product Sales Gross Margin	81.6%	70.5%	+11pp	+12pp	81.0%	71.8%	+9pp	+10pp
Distribution expense	(394)	(380)	4	6	(129)	(126)	2	2
% Total Revenue	1.2%	1.1%	-	-	1.1%	1.1%	-	-
R&D expense	(7,862)	(7,137)	10	12	(2,584)	(2,458)	5	4
% Total Revenue	23.3%	21.5%	-2pp	-2pp	22.5%	22.4%	-	-
SG&A expense	(13,845)	(13,798)	-	2	(4,800)	(4,277)	12	12
% Total Revenue	41.0%	41.6%	+1pp	+1pp	41.8%	38.9%	-3pp	-2pp
OOI[55] & expense	1,233	325	>3x	>3x	70	106	(34)	(33)
% Total Revenue	3.6%	1.0%	+3pp	+3pp	0.6%	1.0%	-	-
Operating profit	6,959	2,663	>2x	>2x	1,954	1,245	57	69
Operating Margin	20.6%	8.0%	+13pp	+14pp	17.0%	11.3%	+6pp	+7pp
Net finance expense	(945)	(936)	1	1	(291)	(324)	(9)	(6)
Joint ventures and associates	(12)	(4)	>2x	>2x	(11)	1	n/m	n/m
Profit before tax	6,002	1,723	>3x	>3x	1,652	922	79	91
Taxation	(1,000)	668	n/m	n/m	(274)	720	n/m	n/m
Tax rate	17%	-39%			17%	-78%
Profit after tax	5,002	2,391	>2x	>2x	1,378	1,642	(16)	(6)
Earnings per share	$3.22	$1.54	>2x	>2x	$0.89	$1.06	(16)	(6)

Table 12: Reconciliation of Reported Profit before tax to EBITDA

9M 2023	9M 2022	% Change	Q3 2023	Q3 2022	% Change

	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	6,002	1,723	>3x	>3x	1,652	922	79	91
Net finance expense	945	936	1	1	291	324	(9)	(6)
Joint ventures and associates	12	4	>2x	>2x	11	(1)	n/m	n/m
Depreciation, amortisation and impairment	4,060	4,000	2	3	1,282	1,334	(4)	(4)
EBITDA	11,019	6,663	65	77	3,236	2,579	25	32

EBITDA for the comparative 9M 2022 was negatively impacted by $3,175m unwind of inventory fair value uplift recognised on the acquisition of Alexion. EBITDA for the comparative Q3 2022 was negatively impacted by $857m unwind of inventory fair value uplift recognised on the acquisition of Alexion. This unwind had a $78m negative impact on 9M 2023 and a $23m negative impact on Q3 2023. It will continue to be minimal and will unwind fully over the next quarter.

Table 13: Reconciliation of Reported to Core financial measures: 9M 2023

9M 2023	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisitionof Alexion	Other[56]	Core	Core % Change

	$m	$m	$m	$m	$m	$m	Actual	CER
Gross profit	27,827	133	24	82	(4)	28,062	4	8
Product Sales Gross Margin	81.6%					82.4%	+1pp	+2pp
Distribution expense	(394)	-	-	-	-	(394)	4	6
R&D expense	(7,862)	117	386	5	1	(7,353)	5	7
SG&A expense	(13,845)	163	2,863	7	1,107	(9,705)	5	8
Total operating expense	(22,101)	280	3,249	12	1,108	(17,452)	5	7
Other operating income & expense	1,233	(61)	-	-	-	1,172	>3x	>3x
Operating profit	6,959	352	3,273	94	1,104	11,782	10	16
Operating Margin	20.6%					34.9%	+2pp	+3pp
Net finance expense	(945)	-	-	-	220	(725)	(1)	(2)
Taxation	(1,000)	(81)	(617)	(22)	(329)	(2,049)	12	19
EPS	$3.22	$0.17	$1.72	$0.05	$0.64	$5.80	10	17

Table 14: Reconciliation of Reported to Core financial measures: Q3 2023

Q3 2023	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisitionof Alexion	Other[57]	Core	Core % Change

	$m	$m	$m	$m	$m	$m	Actual	CER
Gross profit	9,397	15	8	25	(1)	9,444	6	7
Product Sales Gross Margin	81.0%					81.4%	+1pp	+1pp
Distribution expense	(129)	-	-	-	-	(129)	3	2
R&D expense	(2,584)	48	49	2	-	(2,485)	5	5
SG&A expense	(4,800)	61	957	3	424	(3,355)	6	7
Total operating expense	(7,513)	109	1,006	5	424	(5,969)	6	6
Other operating income & expense	70	-	-	-	-	70	(35)	(34)
Operating profit	1,954	124	1,014	30	423	3,545	4	9
Operating Margin	17.0%					30.8%	-	+1pp
Net finance expense	(291)	-	-	-	68	(223)	(12)	(7)
Taxation	(274)	(29)	(189)	(7)	(125)	(624)	8	13
EPS	$0.89	$0.06	$0.53	$0.01	$0.24	$1.73	4	9

Profit and Loss drivers

Gross profit

‒    The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue. The change in Product Sales Gross Margin (Reported and Core) in the nine months was impacted by:

‒    Positive effects from product mix. The increased contribution from Rare Disease and Oncology medicines had a positive impact on the Product Sales Gross Margin. Vaxzevria sales, which are dilutive to Product Sales Gross Margin, declined substantially

‒    Dilutive effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu and Tezspire) has a negative impact on Product Sales Gross Margin because AstraZeneca records product revenues in certain markets but pays away a share of the gross profit to its collaboration partners

‒    Dilutive effects from geographic mix. Emerging Markets, where Product Sales Gross Margin tends to be below the Company average, grew as a proportion of Total Revenue excluding COVID-19 medicines

‒    Variations in Product Sales Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations and other effects.

R&D expense

‒    The change in R&D expense (Reported and Core) in the period was impacted by:

‒    Recent positive data read-outs for several high priority medicines that have ungated late-stage trials

‒    Investment in platforms, new technology and capabilities to enhance R&D productivity

‒    Reported R&D expense was also impacted by intangible asset impairments

SG&A expense

‒    The change in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches

‒    Reported SG&A expense was also impacted by amortisation of intangible assets related to the Alexion acquisition and other acquisitions and collaborations

‒    Reported SG&A expense was also impacted by a $510m charge to provisions relating to a legal settlement in Q2 2023 with Bristol-Myers Squibb and Ono Pharmaceutical, and a $425m charge to provisions in Q3 2023 for product liability litigations related to Nexium and Prilosec. The prior nine month period was impacted by a $775m legal settlement with Chugai Pharmaceutical Co. Ltd

Other operating income and expense

‒    Reported and Core Other operating income and expense in the period included a $712m gain resulting from an update to the contractual relationships for Beyfortus (nirsevimab), a $241m gain on the disposal of the US rights to Pulmicort Flexhaler, and other disposal proceeds on the sale of tangible assets, and royalties on certain medicines

‒    In the third quarter Reported and Core Other operating income decreased by $36m and $37m respectively, principally due to the discontinuation of brazikumab development. Prior to this, AstraZeneca received quarterly development contributions for brazikumab development from AbbVie, which were recognised as Other operating income

Net finance expense

‒    Reported Net finance expense was impacted by the discount unwind on acquisition-related liabilities. Core Net finance expense reduced by 1% (2% at CER) with higher interest received on cash and short-term investments, broadly offset by higher rates on floating debt and bond issuances

Taxation

‒    The effective Reported Tax rate for the nine months to 30 September 2023 was 17% (9M 2022: (39%)) and the effective Core Tax rate was 19% (9M 2022: 18%). The Q3 2022 effective Reported Tax rate was lower as it included a one-time favourable adjustment of $883m relating to deferred taxes arising from an internal reorganisation to integrate the Alexion business

‒    The cash tax paid for the nine months to 30 September 2023 was $1,710m (9M 2022: $1,335m), representing 28% of Reported Profit before tax (9M 2022: 77%)

‒    On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. The Company is currently assessing the impact of these rules upon its financial statements.  The Company has applied the exception under the IAS 12 'Income Taxes' amendment for recognising and disclosing information about deferred tax assets and liabilities related to top-up income taxes

Table 15: Cash Flow summary

	9M 2023	9M 2022	Change
	$m	$m	$m
Reported Operating profit	6,959	2,663	4,296
Depreciation, amortisation and impairment	4,060	4,000	60
Decrease in working capital and short-term provisions	150	3,458	(3,308)
Gains on disposal of intangible assets	(247)	(88)	(159)
Fair value movements on contingent consideration arising from business combinations	202	293	(91)
Non-cash and other movements	(623)	(973)	350
Interest paid	(826)	(608)	(218)
Taxation paid	(1,710)	(1,335)	(375)
Net cash inflow from operating activities	7,965	7,410	555
Net cash inflow before financing activities	4,978	4,699	279
Net cash outflow from financing activities	(6,276)	(6,465)	189

In 9M 2022, the Reported Operating profit of $2,663m included a negative impact of $3,175m relating to the unwind of the inventory fair value uplift recognised on the acquisition of Alexion. This was offset by a corresponding item (positive impact of $3,175m) in Decrease in working capital and short-term provisions. Overall, the unwind of the fair value uplift had no impact on Net cash inflow from operating activities. This unwind had $78m negative impact on 9M 2023 Reported Operating profit and offsetting positive impact on Working capital movements, and will continue to be minimal in the next quarter. As a result of the update to the contractual relationships between AstraZeneca, Sobi and Sanofi relating to the future sales of Beyfortus (nirsevimab) in the US, a gain of $712m has been recorded in non-cash and other movements, with no overall net impact on the Net cash inflow from operating activities.

Included within Net cash inflow before financing activities is a movement in the profit-participation liability of $190m, including a cash receipt from Sobi in Q1 2023 after achievement of a regulatory milestone. The associated cash flow is presented within investing activities.

The decrease in Net cash outflow from financing activities of $189m is primarily driven by the Issue of loans and borrowings of $3,816m, offset by the increase in Repayment of loans and borrowings of $3,394m.

Capital expenditure

Capital expenditure amounted to $836m in the nine months to 30 September 2023 (9M 2022: $719m).

Table 16: Net debt summary
	At 30 Sep 2023	At 31 Dec 2022	At 30 Sep 2022
	$m	$m	$m
Cash and cash equivalents	4,871	6,166	4,458
Other investments	244	239	440
Cash and investments	5,115	6,405	4,898
Overdrafts and short-term borrowings	(515)	(350)	(743)
Lease liabilities	(979)	(953)	(878)
Current instalments of loans	(4,857)	(4,964)	(4,665)
Non-current instalments of loans	(22,225)	(22,965)	(23,013)
Interest-bearing loans and borrowings (Gross debt)	(28,576)	(29,232)	(29,299)
Net derivatives	90	(96)	(141)
Net debt	(23,371)	(22,923)	(24,542)

Net debt increased by $448m in the nine months to 30 September 2023 to $23,371m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net Debt are disclosed in Note 3.

Capital allocation

The Board's aim is to continue to strike a balance between the interests of the business, financial creditors and the Company's shareholders. The Company's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 4.875% Notes due 2028, 1.750% Notes due 2028, 4.900% Notes due 2030, 2.250% Notes due 2031 and 4.875% Notes due 2033 (the "AstraZeneca Finance Notes"). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC[58] for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 17: Obligor group summarised Statement of comprehensive income

	9M 2023	9M 2022
	$m	$m
Total Revenue	-	-
Gross profit	-	-
Operating loss	(2)	(3)
Loss for the period	(695)	(404)
Transactions with subsidiaries that are not issuers or guarantors	9,758	502

Table 18: Obligor group summarised Statement of financial position

	At 30 Sep 2023	At 30 Sep 2022
	$m	$m
Current assets	6	5
Non-current assets	-	-
Current liabilities	(4,760)	(3,067)
Non-current liabilities	(22,077)	(22,556)
Amounts due from subsidiaries that are not issuers or guarantors	12,921	7,349
Amounts due to subsidiaries that are not issuers or guarantors	(295)	(301)

Foreign exchange

The Company's transactional currency exposures on working-capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency. Foreign exchange gains and losses on forward contracts for transactional hedging are taken to profit or loss. In addition, the Company's external dividend payments, paid principally in pounds sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 19: Currency sensitivities

The Company provides the following currency-sensitivity information:

Average rates vs. USD	Annual impact ($m) of 5% strengthening (FY2023 average rate vs. FY 2022 average) [59]

Currency	Primary Relevance	FY 2022[60]	YTD 2023[61]	Change (%)	Sep 2023[62]	Change[63] (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.95	0.92	3	0.94	1	323	159
CNY	Total Revenue	6.74	7.04	(4)	7.30	(8)	309	174
JPY	Total Revenue	131.59	138.18	(5)	147.71	(11)	181	122
Other[64]							385	202
GBP	Operating expense	0.81	0.80	1	0.81	0	46	(92)
SEK	Operating expense	10.12	10.59	(4)	11.08	(9)	7	(55)

Sustainability

Since the last quarterly report, AstraZeneca:

Access to healthcare

‒    Hosted the first dedicated side-event on Chronic Kidney Disease (CKD) "How improving kidney health can transform health systems for all" during the 78th United Nations General Assembly (UNGA) meeting in New York, with public, private and patient voices represented. During UNGA, the Company also engaged with the cancer community on access, services within universal health coverage (UHC) and the need for investment in cancer and non-communicable diseases (NCDs)

‒    Continued to make a high-level contribution to the work of the Partnership for Health System Sustainability and Resilience (PHSSR), which provides a valuable platform for dialogue with policymakers, the Company and other stakeholders. In Canada, a workshop with participation from the Minister of Health of Quebec fed into the discussions on transformation of Quebec's health system. In Japan, AstraZeneca's Chair Michel Demaré participated in a PHSSR roundtable co-hosted by the British Embassy, which focused on health equity and digital healthcare. PHSSR also engaged at leading global and regional healthcare events, including the European Health Forum Gastein, the Global Congress on Population, Health and Development, ICHOM 2023 and the World Health Summit in Berlin

‒    Ruud Dobber, EVP BioPharmaceuticals Business Unit, delivered the opening keynote address at the POLITICO EU Healthcare Summit in Brussels where he called for bold action and collaboration across the healthcare ecosystem to support early diagnosis and treatment. He highlighted the need for regulatory frameworks that accelerate access to medical innovation, as well as the urgency to combat the effects of the climate crisis on health

‒    Marked World Heart Day and the ninth anniversary of Healthy Heart Africa (HHA)'s launch, by convening African health stakeholders to take stock of the programme's achievements and share insights on the critical role of public-private partnerships in supporting primary healthcare. Speakers included representatives of Ministries of Health from nine countries and HHA implementing partners, with more than 70 attendees. HHA has trained more than 11,000 healthcare workers and conducted over 43 million blood pressure screenings, identifying 8.6 million with elevated blood pressure since launch, moving closer to the programme ambition of 10 million by 2025, and achieving one million screenings per month since February 2023 (data as at end of September 2023)

‒    Young Health Programme is now active in 40 countries, with new programmes launched in Costa Rica and Taiwan. Through the Young Health Programme Impact Fellowship, the Company supported a delegation of 17 young health leaders from 13 countries to attend One Young World 2023 in Belfast. Three of these changemakers joined AstraZeneca leadership in on-stage appearances, discussing their impact on NCD prevention for young people in their communities. AstraZeneca and Plan International UK were awarded 'Highly Commended' at the Corporate Engagement Awards for Best Educational Programme

Environmental protection

‒    Entered into an agreement in Sweden with Statkraft, Europe's largest renewable energy producer, on wind power deliveries that will increase the supply of renewable electricity in Sweden. The agreement is based on the commissioning of new wind farms. Under the agreement, AstraZeneca commits to purchasing 200 gigawatt-hours per year for 10 years, equivalent to two terawatt-hours. This corresponds to approximately 80 percent of total electricity needs at both the Company's Gothenburg site and at Södertälje, the largest manufacturing centre and one of the world's largest drug manufacturing centres

‒    Agreed a 15-year partnership with Future Biogas to establish the first unsubsidised industrial-scale supply of biomethane in the UK. This biomethane will support the transition away from fossil fuels at Company sites in Macclesfield, Cambridge, Luton and Speke. A new biomethane plant will add renewable energy capacity to existing UK infrastructure and supply more than 100 gigawatt hours of biomethane, equivalent to the heat needs of more than 8,000 homes. Using crops grown locally as part of diverse crop rotations, the plant will also contribute to the development of a circular economy, supporting UK farms with sustainable land management practices

‒    In China, CEO Pascal Soriot and EVP and China President Leon Wang witnessed the launch of the Sustainable Markets Initiative (SMI) China Council Health Working Group. Inspired by the SMI Health Systems Task Force, members of this new partnership will collaborate to accelerate the delivery of a net zero health system, for domestic and global impact. AstraZeneca China will co-chair this Working Group, which comprises China-based organisations and Chinese affiliates of global pharmaceutical companies

‒    In the U.S., advocated for climate action and sustainable healthcare reform during Climate Week NYC by convening high-level representatives from the US government, WHO, civil society and philanthropy at a plenary event with Climate Group on "Addressing the climate-health-equity nexus: The path to a sustainable future". The Company also discussed accelerating health sector decarbonisation at the Forbes Sustainability Leaders Summit in a session on "How the healthcare industry is responding to climate change" alongside US National Academy of Medicine President Dr. Victor J. Dzau. Furthermore, the Company participated in an event on water stewardship

‒    Contributed to a joint report on Advancing water stewardship through supplier collaboration in partnership with the World Wide Fund for Nature

‒    Ranked in first position for climate action in a new STAT Report "Climate rankings: How top drug companies measure up in combating climate change", which noted that "Companies like AstraZeneca are the exception in an industry that, as a whole, could be doing much more to measure and report its climate impacts, according to organizations that pool data on this topic"

‒    Received the EcoVadis Gold Medal for 2023, improving on the 2022 Silver rating. AstraZeneca was scored in four areas: Environment, Ethics, Labor and Human Rights, and Sustainable Procurement, and received an Advanced rating in the Environment and Human Rights categories

‒    Recognised with two awards from My Green Lab and the International Institute for Sustainable Laboratories' in the 2023 Freezer Challenge: the Top Organization Award and the Small Size Lab Award for our site in Gothenburg, Sweden

Ethics and transparency

‒    Received three supplier diversity awards from the Diversity for Science Alliance including 2023 Company of the year

‒    Launched Global Ethics training ahead of Global Ethics Day in October, an annual reminder to employees of the Company's commitment to high ethical standards in all areas of AstraZeneca's business, marking the day with local and virtual events and an #EmpoweringEthics employee social campaign

‒    Held an internal Power of Diversity panel discussion with members of the Company's Global Inclusion & Diversity (I&D) Council on the topic of putting an I&D lens over our AZ Values. This focused on building a sense of belonging through allyship, mutual support and the sharing of diverse perspectives. Supporting materials were made available through employee communication channels

Research and development

This section covers R&D events and milestones that have occurred since the prior results announcement on 28 July 2023, up to and including events on 8 November 2023.

A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses during the quarter: the 2023 World Conference on Lung Cancer (WCLC) in September and the 2023 European Society of Medical Oncology (ESMO) in October. At WCLC, AstraZeneca presented more than 40 abstracts featuring eight approved and potential new medicines, including nine oral presentations and a late-breaking plenary Presidential Symposium presentation of results from the FLAURA2 Phase III trial of Tagrisso plus chemotherapy in 1st-line EGFRm NSCLC. At ESMO, AstraZeneca presented nearly 100 abstracts featuring 19 approved and potential new medicines including 26 oral presentations and two late-breaking Presidential Symposia of the TROPION-Lung01 and TROPION-Breast 01 Phase III trials of monotherapy Dato-DXd versus conventional chemotherapy in lung and breast cancers.

Tagrisso

Event		Commentary
Breakthrough Designation	US	Tagrisso in combination with chemotherapy for the treatment of adult patients with locally advanced or metastatic EGFRm lung cancer. (FLAURA2, August 2023)
Presentation: WCLC	FLAURA2
Interim analysis of the Phase III FLAURA2 trial, presented at WCLC, demonstrated Tagrisso plus chemotherapy extended median PFS[65] by nearly nine months and reduced the risk of disease progression by 38% in EGFRm advanced lung cancer vs. Tagrisso monotherapy. (September 2023)

Priority Review	US	Tagrisso in combination with chemotherapy for the treatment of adult patients with locally advanced or metastatic EGFRm lung cancer. (FLAURA2, October 2023)
Presentation: ESMO	FLAURA2 CNS analysis
Prespecified exploratory analysis of the Phase III FLAURA2 trial, presented at ESMO, showed  Tagrisso plus chemotherapy demonstrated a 42% improvement in CNS[66] PFS vs. Tagrisso monotherapy in patients with EGFRm advanced lung cancer and brain metastases at baseline, representing 40% of patients in the trial, as assessed by blinded independent central review. (October 2023)

Imfinzi and Imjudo

Event		Commentary
Positive Opinion	EU
The Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion for Type II Extension of Indication Variation for Imfinzi as monotherapy for the first line treatment of adults with advanced or unresectable HCC. (HIIMALAYA, July 2023)

Presentation: ESMO	MATTERHORN
Interim analysis of the Phase III MATTERHORN III trial, presented at ESMO, showed that Imfinzi in combination with standard-of-care FLOT[67] neoadjuvant chemotherapy demonstrated a statistically significant and clinically meaningful 12% improvement in the key secondary endpoint of pCR[68] vs. neoadjuvant chemotherapy alone for patients with resectable, early-stage and locally gastric and GEJ[69] cancers. (October 2023)

Phase III data readout	EMERALD-1
Positive high-level results from the EMERALD-1 Phase III trial showed Imfinzi in combination with TACE[70] and bevacizumab demonstrated a statistically significant and clinically meaningful improvement in the primary endpoint of PFS versus TACE alone in patients with HCC eligible for embolisation. The trial continues to follow the secondary endpoint of OS[71]. (November 2023)

Lynparza

Event		Commentary
Approval	Japan	Lynparza in combination with abiraterone and prednisolone for the treatment of adult patients with BRCAm mCRPC. (August 2023)
Label restriction	US
Restriction of the Lynparza indication for the maintenance treatment of adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to platinum-based chemotherapy to the BRCAm (germline or somatic) patient population only. (September 2023)

Presentation: ESMO	DUO-E (Lynparza and Imfinzi)
Primary analysis of the Phase III DUO-E Phase III trial, presented at ESMO, showed that treatment with Imfinzi plus chemotherapy followed by either Imfinzi monotherapy or Imfinzi plus Lynparza demonstrated a reduction in the risk of disease progression or death, by 45% and 29%, respectively, vs. chemotherapy alone in patients with advanced or recurrent endometrial cancer. (October 2023)

Enhertu

Event		Commentary
Approval	Japan	For the treatment of adult patients with unresectable advanced or recurrent NSCLC with HER2 (ERBB2) mutations that has progressed after chemotherapy. (DESTINY-Lung02, August 2023)
Breakthrough Designation	US
For the treatment of adult patients with unresectable or metastatic HER2-positive (IHC[72] 3+) solid tumours that have progressed following prior treatment and who have no alternative treatment options. (DESTINY-PanTumor02, August 2023)

For the treatment of patients with HER2-positive (IHC 3+) metastatic colorectal cancer who have received two or more prior regimens. (DESTINY-CRC01, DESTINY-CRC02, August 2023)
Presentation: WCLC	DESTINY-Lung02
Results from the primary analysis of the DESTINY-Lung02 Phase II trial, presented at WCLC, showed Enhertu provided a median PFS of 9.9 months at a dose of 5.4mg/kg, and 15.4 months at a dose of 6.4mg/kg, with a favourable safety profile that confirm 5.4mg/kg is the optimal dose in this tumour type. (September 2023)

Approval	EU
As monotherapy for the treatment of adult patients with advanced NSCLC whose tumours have an activating HER2 (ERBB2[73]) mutation and who require systemic therapy following platinum-based chemotherapy with or without immunotherapy. (DESTINY-Lung02, October 2023)

Presentation: ESMO	DESTINY-PanTumor02
Primary analysis of the Phase II DESTINY-PanTumor02 trial, presented at ESMO, showed that treatment with Enhertu resulted in confirmed ORR[74] of 37.1%, a median PFS of 6.9 months and median OS of 13.4 months in previously treated patients across multiple HER2-expressing advanced solid tumours. (October 2023)

Calquence

Event		Commentary
Approval	China	For the treatment of adult patients with CLL or SLL[75] who have received at least one prior therapy. (ASCEND, September 2023)

datopotamab deruxtecan (Dato-Dxd)

Event		Commentary
Presentation: WCLC	TROPION-Lung04
Results from a planned interim analysis of the Phase Ib TROPION-Lung04 trial, presented at WCLC, showed that Dato-DXd in combination with Imfinzi, with or without carboplatin demonstrated objective response rates of 77% and 50% and disease control rates of 92% and 93% respectively, with no new safety signals in patients with previously untreated advanced or metastatic NSCLC without actionable genomic alterations. (September 2023)

Presentation: ESMO	BEGONIA
Updated results from the Phase Ib/II BEGONIA trial, presented at ESMO, showed Dato-DXd plus Imfinzi demonstrated a confirmed objective response rate of 79% and a median PFS of 13.8 months in patients with previously untreated advanced or metastatic triple-negative breast cancer. (October 2023)

Presentation: ESMO	TROPION-Lung01
Primary analysis for the Phase III TROPION-Lung01 trial, presented at ESMO, showed that Dato-DXd reduced the risk of disease progression or death by 25% in the overall population and by 37% in non-squamous tumours vs. docetaxel in patients with previously treated NSCLC. (October 2023)

Presentation: ESMO	TROPION-Breast01
Primary analysis for the Phase III TROPION-Breast01 trial, presented at ESMO, showed that Dato-DXd reduced the risk of disease progression or death by 37%, providing a two-month median PFS benefit, and was well tolerated in the post-endocrine therapy setting vs. investigator's choice of chemotherapy in patients with inoperable or metastatic HR-positive, HER2-low or HER2-negative breast cancer previously treated with endocrine-based therapy and at least one systemic therapy. (October 2023)

Other oncology pipeline

Event		Commentary
Trial update	MONETTE
Phase II trial of ceralasertib + Imfinzi in unresectable or advanced melanoma and resistance to PD-(L)1 inhibition stopped enrolment following a pre-specified futility (efficacy) assessment. There were no concerning safety signals identified at this interim analysis or during the two prior data review meetings.

Presentation: ASCO Virtual Plenary	NCT04805307
Interim analysis for the Phase I trial (NCT04805307) of CMG901 (Claudin 18.2 ADC[76]) demonstrated promising clinical efficacy in patients with heavily pre-treated CLDN18.2-positive gastric/GEJ cancer, with a manageable safety profile. (November 2023)

BioPharmaceuticals - CVRM

AstraZeneca presented 19 abstracts, including 10 oral presentations and five late-breaking presentations, at the European Society of Cardiology (ESC) Congress in August, including data highlighting the opportunities for improved management in heart failure, and AstraZeneca's leadership across the interconnectedness of chronic diseases. At the American Society of Nephrology's (ASN) Kidney Week in November, AstraZeneca presented 53 abstracts showcasing the strength of its portfolio, including new ZORA and REVOLUTIONIZE real-world evidence data for Lokelma and compelling next-wave pipeline innovation with results from the ZENITH-CKD Phase IIb trial for zibotentan/dapagliflozin.

Farxiga

Event		Commentary
Approval	China	Approved in China to reduce the risk of cardiovascular death, hospitalisation for HF[77] or urgent HF visits in adults with symptomatic chronic HF. (June 2023)
Data	T2NOW	Positive data from the Phase III T2NOW trial, demonstrating a significant reduction in A1C in patients aged 10-17 years compared to patients receiving placebo. (October 2023)
Data	DAPA-MI	Primary endpoint met, non-registrational trial. (August 2023)

zibotentan/dapagliflozin

Event		Commentary
Presentation: ASN	ZENITH-CKD
Phase IIb data showed statistically significant and clinically meaningful reductions in urinary albumin-to-creatinine ratio (UACR), used to assess albuminuria, at 12 weeks compared with the standard of care of dapagliflozin alone. After 12 weeks of treatment, the UACR difference of zibotentan/dapagliflozin versus dapagliflozin alone was -33.7% (90% CI -42.5 to -23.5; p<0.001) for high-dose (1.5 mg zibotentan / 10 mg dapagliflozin) and -27.0% (90% CI -38.4 to -13.6; p=0.002) for low dose (0.25 mg/10mg). (November 2023)

Eplontersen

Event		Commentary
Orphan Drug Designation	EU	Orphan drug designation received for the treatment of ATTR[78]. (October 2023)

BioPharmaceuticals - R&I

AstraZeneca presented new data across its inhaled, biologic and early science respiratory portfolio at the European Respiratory Society (ERS) International Congress 2023. The company presented over 90 abstracts, including 18 oral presentations, which focused on unmet needs in severe asthma, chronic obstructive pulmonary disease and other acute respiratory diseases. Data from Fasenra and Tezspire advanced clinical remission as a treatment target to change the trajectory of severe asthma care.

Fasenra

Event		Commentary
Phase III data readout	MANDARA
Positive high-level results from the MANDARA Phase III trial for Fasenra demonstrated non-inferior rates of remission compared to mepolizumab in patients with EGPA who were receiving oral corticosteroids with or without stable immunosuppressive therapy. MANDARA was the first head-to-head trial of biologics in EGPA, comparing a single monthly injection of Fasenra to three injections per month of mepolizumab, the only currently approved treatment. (September 2023)

Presentation: ERS	SHAMAL
SHAMAL assessed the ability of Fasenra to permit a progressive reduction from high-dose ICS/LABA down to anti-inflammatory reliever whilst maintaining control in SEA[79] pts who were well-controlled on Fasenra. Fasenra enabled the majority of SEA patients to maintain disease control and remain exacerbation-free despite a reduction in background therapy to anti-inflammatory reliever only. (September 2023)

Presentation: ERS	MIRACLE
The positive MIRACLE Phase III trial demonstrated a reduction in annual asthma exacerbation rate of 74% among patients in China with uncontrolled SEA vs. placebo. A filing for regulatory approval in China has been submitted, with a decision expected in H2 2024. (September 2023)

Tezspire

Event		Commentary
Presentation: ERS	DESTINATION
In a post-hoc exploratory analysis of the DESTINATION Phase III trial of patients with severe, uncontrolled asthma, a numerically greater proportion of patients who received tezepelumab than placebo achieved remission during the time periods assessed. (September 2023)

BioPharmaceuticals - V&I

AZD3152

Event		Commentary
Presentation:ID Week	In-vitro neutralisation data
In vitro neutralisation data presented at ID Week showed that AZD3152 potently neutralises across a broad range of historical and contemporary SARS-CoV-2 variants, including the newly emerging BA.2.86 variant. AZD3152 loses activity against XBB variants with the F456L mutation. (October 2023)

The SUPERNOVA Phase III efficacy trial, which is now fully enrolled, will assess the potential benefit of AZD3152 in protecting immunocompromised patients in an environment with many variants in circulation.

FluMist

Event		Commentary
sBLA submission	Self administration
The FDA has accepted for review a sBLA for the approval of a self- or caregiver-administered option for FluMist. If approved, FluMist will be the first flu vaccine available to be self-administered by eligible patients or administered by caregivers. The sBLA is supported by a usability study which confirmed that individuals over 18 years of age could self-administer or administer FluMist to eligible patients 2-49 years of age when given instructions for use without any additional guidance. (October 2023)

Rare Disease

Alexion, AstraZeneca Rare Disease presented new real-world and clinical data at the European Committee for Treatment and Research in Multiple Sclerosis and Americas Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS-ACTRIMS), offering further evidence to support the established safety and efficacy of Soliris and Ultomiris in treating NMOSD.

Alexion, AstraZeneca Rare Disease presented new clinical data at the American Society of Nephrology (ASN) for Ultomiris in IgAN[80] as well as real-world data in aHUS.

Alexion, AstraZeneca Rare Disease presented new real-world and clinical data at the American Association of Neuromuscular & Electrodiagnostic Medicine (AANEM) Annual Meeting and Myasthenia Gravis Foundation of America Scientific Session (MGFA SS). Data shared across 13 abstracts, reinforcing the safety and efficacy of C5 inhibition in treating generalized myasthenia gravis (gMG).

Soliris

Event		Commentary
Approval	Japan	Paediatric patients with gMG. (August 2023)
Approval	China	Adults with anti- aquaporin-4 antibody-positive NMOSD. (October 2023)

Ultomiris

Event		Commentary
CRL	US
The US FDA issued a CRL[81] regarding the sBLA[82] for Ultomiris for the treatment of adults with NMOSD. The sBLA included data from the CHAMPION-NMOSD Phase III trial, which met the primary endpoint with a safety profile consistent with the known profile of the medicine.  The CRL requested modifications to enhance the Ultomiris Risk Evaluation and Mitigation Strategy to further validate patients' meningococcal vaccination status or prophylactic administration of antibiotics prior to treatment. (September 2023)

Presentation: ASN	SANCTUARY Phase II	Ultomiris demonstrated clinically meaningful efficacy and proof-of-concept as a potential treatment for IgAN, based on rapid and sustained proteinuria reduction. (November 2023)

vemircopan

Event		Commentary
Termination	ACH228-110 Phase II
Trial discontinued due to lack of efficacy. Following an interim analysis, vemircopan's ability to appropriately control intravascular haemolysis was not adequately shown, due to significantly increased rates of breakthrough haemolysis and high levels of LDH[83]. No new safety findings were observed, and the safety profile of vemircopan has been favourable to date. This decision does not impact ongoing Phase II trials. (September 2023)

gefurulimab

Event		Commentary
Orphan Drug Designation	US	gefurulimab was granted orphan drug designation by the FDA for the treatment of patients with gMG. (September 2023)

ALXN2220

Event		Commentary
Orphan Drug Designation	US	ALXN2220 was granted orphan drug designation by the FDA for the treatment of patients with ATTR-CM[84]. (September 2023)

Interim financial statements

Table 20: Condensed consolidated statement of comprehensive income: 9M 2023

For the nine months ended 30 September	2023	2022
	$m	$m
Total Revenue[85]	33,787	33,144
Product Sales	32,466	32,200
Alliance Revenue	1,004	504
Collaboration Revenue	317	440
Cost of sales	(5,960)	(9,491)
Gross profit	27,827	23,653
Distribution expense	(394)	(380)
Research and development expense	(7,862)	(7,137)
Selling, general and administrative expense	(13,845)	(13,798)
Other operating income and expense	1,233	325
Operating profit	6,959	2,663
Finance income	236	50
Finance expense	(1,181)	(986)
Share of after tax losses in associates and joint ventures	(12)	(4)
Profit before tax	6,002	1,723
Taxation	(1,000)	668
Profit for the period	5,002	2,391
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	(1)	1,283
Net gains/(losses) on equity investments measured at fair value through other comprehensive income	45	(21)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	5	1
Tax on items that will not be reclassified to profit or loss	-	(291)
	49	972
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(201)	(2,493)
Foreign exchange arising on designated liabilities in net investment hedges	(63)	(321)
Fair value movements on cash flow hedges	62	(214)
Fair value movements on cash flow hedges transferred to profit and loss	28	250
Fair value movements on derivatives designated in net investment hedges	47	33
Costs of hedging	(3)	(11)
Tax on items that may be reclassified subsequently to profit or loss	(7)	95
	(137)	(2,661)
Other comprehensive loss, net of tax	(88)	(1,689)
Total comprehensive income for the period	4,914	702
Profit attributable to:
Owners of the Parent	4,995	2,387
Non-controlling interests	7	4
	5,002	2,391
Total comprehensive income attributable to:
Owners of the Parent	4,907	701
Non-controlling interests	7	1
	4,914	702
Basic earnings per $0.25 Ordinary Share	$3.22	$1.54
Diluted earnings per $0.25 Ordinary Share	$3.20	$1.53
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,548
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,560

Table 21: Condensed consolidated statement of comprehensive income: Q3 2023

For the quarter ended 30 September	2023	2022
	$m	$m
Total Revenue85	11,492	10,982
Product Sales	11,018	10,590
Alliance Revenue	377	214
Collaboration Revenue	97	178
Cost of sales	(2,095)	(2,982)
Gross profit	9,397	8,000
Distribution expense	(129)	(126)
Research and development expense	(2,584)	(2,458)
Selling, general and administrative expense	(4,800)	(4,277)
Other operating income and expense	70	106
Operating profit	1,954	1,245
Finance income	101	15
Finance expense	(392)	(339)
Share of after tax (losses)/profits in associates and joint ventures	(11)	1
Profit before tax	1,652	922
Taxation	(274)	720
Profit for the period	1,378	1,642
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	(8)	252
Net gains/(losses) on equity investments measured at fair value through other comprehensive income	93	(9)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	1	(1)
Tax on items that will not be reclassified to profit or loss	5	(16)
	91	226
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(306)	(1,167)
Foreign exchange arising on designated liabilities in net investment hedges	38	(126)
Fair value movements on cash flow hedges	(27)	(76)
Fair value movements on cash flow hedges transferred to profit and loss	99	119
Fair value movements on derivatives designated in net investment hedges	7	(1)
Costs of hedging	(2)	2
Tax on items that may be reclassified subsequently to profit or loss	(19)	49
	(210)	(1,200)
Other comprehensive loss, net of tax	(119)	(974)
Total comprehensive income for the period	1,259	668
Profit attributable to:
Owners of the Parent	1,374	1,640
Non-controlling interests	4	2
	1,378	1,642
Total comprehensive income attributable to:
Owners of the Parent	1,255	667
Non-controlling interests	4	1
	1,259	668
Basic earnings per $0.25 Ordinary Share	$0.89	$1.06
Diluted earnings per $0.25 Ordinary Share	$0.88	$1.05
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,548
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,559

Table 22: Condensed consolidated statement of financial position

	At 30 Sep 2023	At 31 Dec 2022	At 30 Sep 2022
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	8,723	8,507	8,352
Right-of-use assets	977	942	875
Goodwill	19,939	19,820	19,707
Intangible assets	37,687	39,307	39,585
Investments in associates and joint ventures	62	76	53
Other investments	1,228	1,066	1,049
Derivative financial instruments	151	74	112
Other receivables	761	835	792
Deferred tax assets	4,057	3,263	3,436
	73,585	73,890	73,961
Current assets
Inventories	5,292	4,699	5,078
Trade and other receivables	11,300	10,521	9,336
Other investments	244	239	440
Derivative financial instruments	97	87	105
Intangible assets	-	-	82
Income tax receivable	697	731	725
Cash and cash equivalents	4,871	6,166	4,458
Assets held for sale	-	150	-
	22,501	22,593	20,224
Total assets	96,086	96,483	94,185
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(5,372)	(5,314)	(5,408)
Lease liabilities	(235)	(228)	(210)
Trade and other payables	(20,542)	(19,040)	(17,694)
Derivative financial instruments	(83)	(93)	(68)
Provisions	(1,193)	(722)	(377)
Income tax payable	(1,163)	(896)	(1,093)
	(28,588)	(26,293)	(24,850)
Non-current liabilities
Interest-bearing loans and borrowings	(22,225)	(22,965)	(23,013)
Lease liabilities	(744)	(725)	(668)
Derivative financial instruments	(75)	(164)	(290)
Deferred tax liabilities	(2,752)	(2,944)	(3,479)
Retirement benefit obligations	(1,048)	(1,168)	(919)
Provisions	(1,189)	(896)	(930)
Other payables	(2,244)	(4,270)	(4,882)
	(30,277)	(33,132)	(34,181)
Total liabilities	(58,865)	(59,425)	(59,031)
Net assets	37,221	37,058	35,154
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	387	387	387
Share premium account	35,166	35,155	35,137
Other reserves	2,078	2,069	2,081
Retained earnings	(434)	(574)	(2,471)
	37,197	37,037	35,134
Non-controlling interests	24	21	20
Total equity	37,221	37,058	35,154

Table 23: Condensed consolidated statement of changes in equity

	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	387	35,126	2,045	1,710	39,268	19	39,287
Profit for the period	-	-	-	2,387	2,387	4	2,391
Other comprehensive loss	-	-	-	(1,686)	(1,686)	(3)	(1,689)
Transfer to other reserves	-	-	36	(36)	-	-	-
Transactions with owners:
Dividends	-	-	-	(4,486)	(4,486)	-	(4,486)
Issue of Ordinary Shares	-	11	-	-	11	-	11
Share-based payments charge for the period	-	-	-	471	471	-	471
Settlement of share plan awards	-	-	-	(831)	(831)	-	(831)
Net movement	-	11	36	(4,181)	(4,134)	1	(4,133)
At 30 Sep 2022	387	35,137	2,081	(2,471)	35,134	20	35,154

At 1 Jan 2023	387	35,155	2,069	(574)	37,037	21	37,058
Profit for the period	-	-	-	4,995	4,995	7	5,002
Other comprehensive loss	-	-	-	(88)	(88)	-	(88)
Transfer to other reserves	-	-	9	(9)	-	-	-
Transactions with owners:
Dividends	-	-	-	(4,487)	(4,487)	-	(4,487)
Dividends paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Issue of Ordinary Shares	-	11	-	-	11	-	11
Share-based payments charge for the period	-	-	-	429	429	-	429
Settlement of share plan awards	-	-	-	(700)	(700)	-	(700)
Net movement	-	11	9	140	160	3	163
At 30 Sep 2023	387	35,166	2,078	(434)	37,197	24	37,221

Table 24: Condensed consolidated statement of cash flows

For the nine months ended 30 September	2023	2022
	$m	$m

Cash flows from operating activities
Profit before tax	6,002	1,723
Finance income and expense	945	936
Share of after tax losses of associates and joint ventures	12	4
Depreciation, amortisation and impairment	4,060	4,000
Decrease in working capital and short-term provisions	150	3,458
Gains on disposal of intangible assets	(247)	(88)
Fair value movements on contingent consideration arising from business combinations	202	293
Non-cash and other movements	(623)	(973)
Cash generated from operations	10,501	9,353
Interest paid	(826)	(608)
Tax paid	(1,710)	(1,335)
Net cash inflow from operating activities	7,965	7,410
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(189)	-
Payments upon vesting of employee share awards attributable to business combinations	(84)	(297)
Payment of contingent consideration from business combinations	(610)	(570)
Purchase of property, plant and equipment	(836)	(719)
Disposal of property, plant and equipment	131	17
Purchase of intangible assets	(1,996)	(1,298)
Disposal of intangible assets	288	442
Movement in profit-participation liability	190	-
Purchase of non-current asset investments	(109)	(28)
Disposal of non-current asset investments	32	42
Movement in short-term investments, fixed deposits and other investing instruments	(12)	(321)
Payments to associates and joint ventures	-	(5)
Interest received	208	26
Net cash outflow from investing activities	(2,987)	(2,711)
Net cash inflow before financing activities	4,978	4,699
Cash flows from financing activities
Proceeds from issue of share capital	12	11
Issue of loans and borrowings	3,816	-
Repayment of loans and borrowings	(4,655)	(1,261)
Dividends paid	(4,479)	(4,364)
Hedge contracts relating to dividend payments	(19)	(127)
Repayment of obligations under leases	(194)	(182)
Movement in short-term borrowings	110	378
Payment of Acerta Pharma share purchase liability	(867)	(920)
Net cash outflow from financing activities	(6,276)	(6,465)
Net decrease in Cash and cash equivalents in the period	(1,298)	(1,766)
Cash and cash equivalents at the beginning of the period	5,983	6,038
Exchange rate effects	(66)	(86)
Cash and cash equivalents at the end of the period	4,619	4,186
Cash and cash equivalents consist of:
Cash and cash equivalents	4,871	4,458
Overdrafts	(252)	(272)
	4,619	4,186

Notes to the Interim financial statements

Note 1: Basis of preparation and accounting policies

These unaudited condensed consolidated Interim financial statements for the nine months ended 30 September 2023 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the nine months ended 30 September 2023 were approved by the Board of Directors for publication on 9 November 2023.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections
434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2022 were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRSs as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2022.

The comparative figures for the financial year ended 31 December 2022 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and have been delivered to the registrar of companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Alliance and Collaboration Revenues
Effective 1 January 2023, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include Alliance Revenue as a separate element to Collaboration Revenue. Alliance Revenue, previously reported within Collaboration Revenue, comprises income related to sales made by collaboration partners, where AstraZeneca is entitled to a profit share, revenue share or royalties, which are recurring in nature while the collaboration arrangement remains in place. Alliance Revenue does not include Product Sales where AstraZeneca is leading commercialisation in a territory. Collaboration Revenue arising from collaborative arrangements where the Group retains a significant ongoing economic interest and receives upfront amounts and event-triggered milestones, which arise from the licensing of intellectual property, will continue to be reported as Collaboration Revenue. In collaboration arrangements either AstraZeneca or the collaborator acts as principal in sales to the end customer. Where AstraZeneca acts as principal, we record 100% of sales to the end customer within Product Sales. The revised presentation reflects the increasing importance of income arising from profit share arrangements where collaboration partners are responsible for booking revenues in some or all territories.

The comparative revenue reported in 9M 2023 relating to the nine months to 30 September 2022 has been retrospectively adjusted to reflect the new split of Total Revenue, resulting in Alliance Revenue of $504m being reported for the nine months to 30 September 2022, however the combined total of Alliance Revenue and Collaboration Revenue is equal to the previously reported Collaboration Revenue total for the nine months to 30 September 2022.

Going concern
The Group has considerable financial resources available. As at 30 September 2023, the Group has $11.8bn in financial resources (Cash and cash equivalent balances of $4.9bn and undrawn committed bank facilities of $6.9bn available, of which $2.0bn of the facilities are available until February 2025 and the other $4.9bn are available until April 2026, with $5.6bn of borrowings due within one year). These facilities contain no financial covenants and were undrawn at 30 September 2023.

The Group's revenues are largely derived from sales of medicines covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings
The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2022.

IAS 12 'Income Taxes'
On 25 May 2023, the IASB issued an amendment to IAS 12 'Income Taxes' to clarify how the effects of the global minimum tax framework should be accounted for and disclosed effective 1 January 2023. This was endorsed by the UK Endorsement Board on 19 July 2023 and has been adopted by the Company for 2023 reporting. The Company is currently assessing the potential impact of these rules upon its financial statements. The Company has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar 2 income taxes.

Note 2: Intangible assets

In accordance with IAS 36 'Impairment of Assets', reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. As a result, total impairment charges of $376m have been recorded against intangible assets during the nine months ended 30 September 2023 (9M 2022: $44m net charge). Impairment charges in respect of medicines in development were $359m (9M 2022: $61m net charge) including the $244m impairment of the ALXN1840 intangible asset, following decision to discontinue this development programme in Wilson's disease. Impairment charges in respect of launched medicines were $17m (9M 2022: $nil).

As previously disclosed, on 16 January 2023 AstraZeneca completed the acquisition of Neogene Therapeutics Inc. (Neogene), a global clinical-stage biotechnology company pioneering the discovery, development and manufacturing of next-generation T-cell receptor therapies (TCR-Ts). The purchase price allocation exercise has completed, with the fair value of total consideration determined at $267m. Intangible assets of $100m and goodwill of $158m were recognised in the acquisition balance sheet, as well as a cash outflow of $189m net of cash acquired. Future contingent milestones-based and non-contingent consideration is payable to a maximum of $120m. Neogene's results have been consolidated into the Group's results from 16 January 2023.

The acquisition of CinCor completed on 24 February 2023, recorded as an asset acquisition, with consideration and net assets acquired of $1,268m, which included intangible assets acquired of $780m, $424m of cash and cash equivalents, and $75m of marketable securities. The Condensed consolidated statement of cash flows includes a $1,204m payment for the intangible assets which is presented net of the $424m cash and cash equivalents acquired within Purchase of intangible assets, whilst the $75m increase in marketable securities is presented within Movement in short-term investments, fixed deposits and other investing instruments. Contingent consideration of up to $496m could be paid on achievement of regulatory milestones, and will be recognised when the associated milestones are triggered.

Note 3: Net debt

The table below provides an analysis of Net Debt and a reconciliation of Net Cash Flow to the movement in Net Debt. The Group monitors Net Debt as part of its capital-management policy as described in Note 28 of the Annual Report and Form 20-F Information 2022. Net Debt is a non-GAAP financial measure.

Table 25: Net debt

	At 1 Jan 2023	Cash flow	Acquisitions	Non-cash& other	Exchange movements	At 30 Sep 2023
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(22,965)	(3,826)	-	4,592	(26)	(22,225)
Non-current instalments of leases	(725)	(1)	(6)	(23)	11	(744)
Total long-term debt	(23,690)	(3,827)	(6)	4,569	(15)	(22,969)
Current instalments of loans	(4,964)	4,655	-	(4,587)	39	(4,857)
Current instalments of leases	(228)	215	(2)	(230)	10	(235)
Bank collateral received	(89)	(95)	-	-	-	(184)
Other short-term borrowings excluding overdrafts	(78)	(15)	-	-	14	(79)
Overdrafts	(183)	(69)	-	-	-	(252)
Total current debt	(5,542)	4,691	(2)	(4,817)	63	(5,607)
Gross borrowings	(29,232)	864	(8)	(248)	48	(28,576)
Net derivative financial instruments	(96)	19	-	167	-	90
Net borrowings	(29,328)	883	(8)	(81)	48	(28,486)
Cash and cash equivalents	6,166	(1,229)	-	-	(66)	4,871
Other investments - current	239	12	-	-	(7)	244
Cash and investments	6,405	(1,217)	-	-	(73)	5,115
Net debt	(22,923)	(334)	(8)	(81)	(25)	(23,371)

Non-cash movements in the period include fair value adjustments under IFRS 9 Financial Instruments.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 September 2023 was $184m (31 December 2022: $89m) and the carrying value of such cash collateral posted by the Group at 30 September 2023 was $175m (31 December 2022: $162m).

The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $819m (31 December 2022: $1,646m), which is shown in current other payables.

Net debt increased by $448m in the nine months to 30 September 2023 to $23,371m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1.

During the quarter to 30 September 2023, Moody's upgraded the Company's solicited long term credit rating from A3 to A2 and its short term rating from P-2 to P-1. Standard and Poor's credit ratings were unchanged (long term: A; short term: A-1).

Note 4: Financial Instruments

As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $281m at 30 September 2023 (31 December 2022: $186m) and for which fair value gains of $17m have been recognised in the nine months ended 30 September 2023 (9M 2022: $50m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains/(losses) on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the nine months ended 30 September 2023 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,296m of other investments, $3,551m held in money-market funds, $289m of loans designated at fair value through profit or loss and $90m of derivatives as at 30 September 2023. With the exception of derivatives being Level 2 fair valued, certain equity investments as described above and an equity warrant of $14m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $175m of cash collateral pledged to counterparties. The total fair value of interest-bearing loans and borrowings at 30 September 2023, which have a carrying value of $28,576m in the Condensed consolidated statement of financial position, was $26,576m.

As announced in April 2023, the contractual relationship between AstraZeneca and Swedish Orphan Biovitrum AB (Sobi) relating to future sales of Beyfortus (nirsevimab) in the US has been replaced by a royalty relationship between Sanofi and Sobi. As a result, a non-current other payable representing AstraZeneca's future obligations to Sobi was eliminated from AstraZeneca's Statement of Financial Position in the quarter to 30 June 2023, and AstraZeneca recorded a gain of $712m in Core Other operating income.

Table 26: Financial instruments - contingent consideration

2023	2022

	Diabetes alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	2,124	98	2,222	2,865
Additions through business combinations	-	60	60	-
Settlements	(608)	(2)	(610)	(570)
Disposals	-	-	-	(121)
Revaluations	229	(27)	202	293
Discount unwind	93	6	99	126
At 30 September	1,838	135	1,973	2,593

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $1,838m (31 December 2022: $2,124m) would increase/decrease by $184m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5: Pensions and other post-retirement benefit obligations

During the nine months ended 30 September 2023, AstraZeneca Pharmaceuticals PLP terminated its main defined benefit pension plan. A total of $839m of pension obligations were discharged, $142m of which was settled via a cash payment to the participants and the remaining $697m was transferred to an external insurer via a buy-out. At 30 September 2023, the plan contained immaterial residual assets and obligations which are expected to be discharged by the end of 2023, with minimal impact to the income statement.

Note 6: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2022 and the Interim Financial Statements for the six months ended 30 June 2023 (the Disclosures).

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below, AstraZeneca considers each of the claims to represent a contingent liability or a contingent asset where the matter is brought by AstraZeneca, and discloses information with respect to the nature and facts of the cases in accordance with IAS 37.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the third quarter of 2023 and to 9 November 2023

Patent litigation

Legal proceedings brought against AZ considered to be contingent liabilities

Enhertu
US patent proceedings

In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca Pharmaceuticals LP co-commercialises Enhertu with Daiichi Sankyo, Inc. in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of willfulness. In October 2023, the District Court entered an amended final judgment that requires Daiichi Sankyo to pay Seagen a royalty of 8% on US sales of Enhertu from April 1, 2022 through November 4, 2024, in addition to the past damages previously awarded by the Court.

In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo, Inc. filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, inter alia, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests, instituting both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. An oral hearing took place in August 2023. The parties await a decision.

Legal proceedings brought by AZ considered to be contingent assets
Faslodex
Patent proceedings outside the US
In 2021 in Japan, AstraZeneca received notice from the Japan Patent Office (JPO) that Sandoz K.K. (Sandoz) and Sun Pharma Japan Ltd. (Sun) were seeking to invalidate the Faslodex formulation patent. AstraZeneca defended the challenged patent, and Sun withdrew from the JPO patent challenge. In July 2023, the JPO issued a final decision upholding various claims of the challenged patent and determining that other patent claims were invalid. In August 2023, Sandoz appealed the JPO decision to the Japan IP High Court.

Calquence
US patent proceedings
In February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleges that a generic version of Calquence, if approved and marketed, would infringe patents listed in the US FDA Orange Book with reference to Calquence that are owned or licensed by AstraZeneca. Trial has been scheduled for March 2025.

In February 2023, Sandoz Inc. filed a petition for inter partes review with the US Patent and Trademark Office (USPTO) of certain Calquence patent claims. AstraZeneca has asserted claims for patent infringement against Sandoz and other defendants in the US ANDA litigation. In August 2023, the Patent Trial and Appeal Board issued a decision denying institution of inter partes review.

Product liability litigation

Legal proceedings brought against AZ for which a provision has been taken

Nexium and Losec/Prilosec
US proceedings
In the US, AstraZeneca is defending various lawsuits brought in federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of those lawsuits related to allegations of kidney injuries. In August 2017, the pending federal court cases were consolidated in a multidistrict litigation (MDL) proceeding in the US District Court for the District of New Jersey for pre-trial purposes. A bellwether trial had been scheduled for October 2023, with subsequent bellwether trials scheduled for November 2023 and January 2024. In addition to the MDL cases, there were cases filed in Delaware and New Jersey state courts.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs. One such claim was filed in the US District Court for the Middle District of Louisiana and is scheduled to go to trial in April 2024.

In October 2023, AstraZeneca resolved all pending claims in the MDL, as well as all of the pending claims in Delaware and New Jersey state courts, for $425m, for which a current provision has been taken. A single case remains pending in the US District Court for the Middle District of Louisiana.

Legal proceedings brought against AZ considered to be contingent liabilities
Farxiga and Xigduo XR

US proceedings

In several jurisdictions in the US, AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier's Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR. A majority of these claims are filed in Delaware state court and remain pending. In September of 2023, the parties resolved by settlement one case, filed in state court in Minnesota, previously scheduled for trial in October 2023.

Commercial litigation

Legal proceedings brought against AZ for which a provision has been taken
Alexion Shareholder Litigation (US)

In December 2016, putative securities class action lawsuits were filed in the US District Court for the District of Connecticut (the District Court) against Alexion and certain officers and directors, on behalf of purchasers of Alexion publicly traded securities during the period 30 January 2014 through 26 May 2017. The amended complaint alleges that defendants engaged in securities fraud, including by making misrepresentations and omissions in its public disclosures concerning Alexion's Soliris sales practices, management changes, and related investigations. In August 2021, the District Court issued a decision denying in part Defendants' motion to dismiss the matter. The Court granted plaintiffs' motion for class certification in April 2023. In August 2023, the parties reached a settlement in principle of this matter. In September 2023, the court granted preliminary approval of the class settlement. The court scheduled a hearing in December 2023 to rule on final approval. A provision has been recognised in the quarter.

Legal proceedings brought by AZ considered to be contingent assets
US 340B litigations and proceedings
US proceedings

AstraZeneca has been involved in several matters relating to its contract pharmacy recognition policy under the 340B Drug Pricing Program in the US.

In August 2023, AstraZeneca filed a lawsuit against the Attorney General of the State of Louisiana alleging that the Louisiana's 340B statute, which requires manufacturers to recognize an unlimited number of contract pharmacies, is preempted on several grounds and violates the Contracts Clause of the U.S. Constitution.

In September 2023, the Arkansas Insurance Department sent AstraZeneca an administrative complaint concerning compliance with Arkansas's 340B Statute, which requires manufacturers to recognize an unlimited number of contract pharmacies. AstraZeneca response is due in November 2023.

Inflation Reduction Act Litigation

US proceedings

In August 2023, AstraZeneca filed a lawsuit in the US District Court for the District of Delaware challenging aspects of the drug price negotiation provisions of the Inflation Reduction Act and the implementing guidance and regulations promulgated by the Department of Health and Human Services.

Government investigations/proceedings

Legal proceedings brought against AZ considered to be contingent liabilities
340B Qui Tam
US Proceedings

In July 2023, AstraZeneca was served with an unsealed civil lawsuit brought by a qui tam relator on behalf of the United States, several states, and the District of Columbia in the United States District Court for Central District of California. The complaint alleges that AstraZeneca violated the False Claims Act and State-Law Counterparts. In September 2023, AstraZeneca filed a motion to dismiss the relator's claims.

Subsequent events

In November, AstraZeneca announced a collaboration and investment agreement with Cellectis, a clinical-stage biotechnology company, to accelerate the development of next generation therapeutics in areas of high unmet need, including oncology, immunology and rare diseases. In Q4 2023, under the terms of the collaboration agreement, Cellectis will receive an initial payment of $105m from AstraZeneca, which comprises a $25m upfront cash payment and an $80m equity investment. AstraZeneca expects to treat its investment in Cellectis as an associate.

In November, AstraZeneca and Eccogene entered into an exclusive licence agreement for ECC5004, an investigational oral once-daily GLP-1RA for the treatment of obesity, type-2 diabetes and other cardiometabolic conditions. Under the terms of the agreement, AstraZeneca obtained exclusive global rights for development and commercialisation in all territories except China where Eccogene has the right to co-develop and co-commercialise alongside AstraZeneca. Eccogene will receive an initial upfront payment of $185m and up to an additional $1.825bn in future clinical, regulatory, and commercial milestones and tiered royalties.

Note 7
Table 27: 9M 2023 - Product Sales year-on-year analysis[86]

World	US	Emerging Markets	Europe	Established RoW

	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	12,692	17	20	5,652	20	2,925	7	15	2,428	19	19	1,687	18	28
Tagrisso	4,380	7	10	1,679	14	1,261	4	11	821	6	6	619	(4)	5
Imfinzi	3,102	53	56	1,708	55	270	20	31	547	36	35	577	90	n/m
Lynparza	2,070	6	9	902	1	409	14	24	543	10	10	216	7	16
Calquence	1,839	25	26	1,337	12	69	n/m	n/m	353	76	77	80	64	74
Enhertu	178	n/m	n/m	-	-	121	n/m	n/m	40	n/m	n/m	17	n/m	n/m
Orpathys	33	(3)	4	-	-	33	(3)	4	-	-	-	-	-	-
Zoladex	699	(3)	5	12	9	521	3	11	98	(2)	(1)	68	(31)	(24)
Faslodex	217	(16)	(10)	9	(38)	113	(6)	-	22	(50)	(50)	73	(8)	-
Others	174	(36)	(32)	5	(36)	128	(38)	(34)	4	(41)	(40)	37	(29)	(22)
BioPharmaceuticals: CVRM	7,887	14	18	1,972	11	3,507	10	18	1,825	29	29	583	10	19
Farxiga	4,358	36	40	1,000	34	1,653	35	43	1,356	42	41	349	26	36
Brilinta	996	(2)	-	551	2	224	1	10	203	(5)	(5)	18	(54)	(51)
Lokelma	300	44	49	156	28	37	n/m	n/m	41	98	99	66	32	44
roxadustat	208	41	51	-	-	208	41	51	-	-	-	-	-	-
Andexxa	129	16	19	57	(8)	-	-	-	44	51	51	28	40	54
Crestor	860	4	11	40	(19)	678	8	15	41	38	38	101	(11)	(4)
Seloken/Toprol-XL	496	(30)	(23)	-	-	482	(30)	(24)	8	(19)	(19)	6	(18)	(13)
Onglyza	180	(12)	(8)	44	(26)	99	1	9	25	(17)	(17)	12	(30)	(27)
Bydureon	123	(40)	(40)	101	(43)	2	15	14	20	(30)	(30)	-	-	-
Others	237	(16)	(13)	23	(13)	124	(19)	(13)	87	(10)	(10)	3	(52)	(49)
BioPharmaceuticals: R&I	4,517	5	8	1,900	(3)	1,315	19	29	847	7	7	455	(1)	6
Symbicort	1,842	(4)	(1)	589	(18)	600	26	36	408	(8)	(8)	245	(12)	(7)
Fasenra	1,134	12	13	718	11	48	62	69	262	14	14	106	(1)	6
Breztri	478	69	73	263	60	123	73	86	55	n/m	n/m	37	48	58
Saphnelo	191	n/m	n/m	178	n/m	1	n/m	n/m	5	n/m	n/m	7	n/m	n/m
Tezspire	51	n/m	n/m	-	-	-	-	-	28	n/m	n/m	23	n/m	n/m
Pulmicort	493	3	10	22	(58)	392	16	24	49	(1)	-	30	(18)	(13)
Bevespi	42	(2)	(2)	24	(23)	5	21	32	12	70	70	1	59	10
Daliresp/Daxas	41	(74)	(74)	32	(79)	2	(23)	(10)	6	(9)	(9)	1	3	(25)
Others	245	(30)	(27)	74	(44)	144	(20)	(14)	22	(35)	(34)	5	(4)	2
BioPharmaceuticals: V&I	667	(82)	(81)	15	(98)	181	(82)	(81)	236	(66)	(66)	235	(76)	(73)
COVID-19 mAbs	126	(91)	(90)	-	n/m	5	(97)	(97)	7	(97)	(96)	114	(51)	(45)
Vaxzevria	28	(98)	(98)	-	n/m	18	(97)	(97)	10	(97)	(97)	-	n/m	n/m
Beyfortus	52	n/m	n/m	-	-	-	-	-	52	-	-	-	-	-
Synagis	383	-	6	(1)	n/m	158	9	15	109	(12)	(9)	117	2	11
FluMist	78	32	28	16	44	-	n/m	n/m	58	28	22	4	79	71
Rare Disease	5,793	11	12	3,469	9	487	54	68	1,165	8	8	672	1	9
Soliris	2,429	(17)	(15)	1,313	(22)	338	55	74	530	(15)	(15)	248	(36)	(31)
Ultomiris	2,141	56	58	1,260	63	47	38	39	495	43	42	339	54	68
Strensiq	847	23	24	690	26	29	14	16	64	9	8	64	12	22
Koselugo	246	65	65	144	26	49	n/m	n/m	38	n/m	n/m	15	n/m	n/m
Kanuma	130	17	18	62	11	24	53	55	38	13	12	6	4	12
Other medicines	910	(27)	(22)	104	(7)	580	(5)	3	67	(29)	(29)	159	(63)	(60)
Nexium	735	(25)	(20)	88	(6)	458	5	14	36	(1)	(2)	153	(63)	(60)
Others	175	(33)	(31)	16	(13)	122	(29)	(25)	31	(47)	(47)	6	(54)	(50)
Total Product Sales	32,466	1	4	13,112	3	8,995	1	8	6,568	7	7	3,791	(16)	(9)

Table 28: Q3 2023 - Product Sales year-on-year analysis[87]

World	US	Emerging Markets	Europe	Established RoW

	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	4,389	16	17	1,986	16	971	4	13	849	22	15	583	28	35
Tagrisso	1,465	5	6	577	11	409	1	8	281	5	(1)	198	(3)	2
Imfinzi	1,126	53	54	610	48	87	(4)	7	208	54	45	221	n/m	n/m
Lynparza	702	7	8	322	3	131	12	26	178	8	2	71	11	16
Calquence	654	16	15	468	2	28	n/m	n/m	128	63	54	30	65	72
Enhertu	73	n/m	n/m	-	-	48	n/m	n/m	16	n/m	n/m	9	n/m	n/m
Orpathys	12	6	13	-	-	12	6	13	-	-	-	-	-	-
Zoladex	239	-	5	5	29	182	4	11	31	(1)	(6)	21	(29)	(25)
Faslodex	64	(21)	(16)	3	(41)	32	(19)	(13)	6	(53)	(55)	23	(5)	-
Others	54	(33)	(30)	1	(59)	42	(34)	(32)	1	11	11	10	(30)	(22)
BioPharmaceuticals: CVRM	2,683	14	16	690	9	1,161	7	15	657	40	32	175	6	10
Farxiga	1,554	41	41	366	31	579	41	48	506	54	45	103	24	29
Brilinta	331	(2)	(1)	193	4	64	(16)	(4)	68	4	(2)	6	(45)	(46)
Lokelma	102	30	31	51	15	13	39	48	16	97	87	22	31	38
roxadustat	74	31	39	-	-	74	30	39	-	-	-	-	-	-
Andexxa	40	(3)	(5)	20	-	-	-	-	15	32	20	5	(50)	(47)
Crestor	275	(1)	6	14	(10)	219	2	9	9	6	3	33	(11)	(7)
Seloken/Toprol-XL	153	(36)	(29)	-	-	149	(36)	(29)	2	(45)	(45)	2	(4)	(18)
Onglyza	53	(20)	(17)	9	(57)	33	-	9	8	(9)	(16)	3	(27)	(25)
Bydureon	35	(48)	(49)	28	(52)	1	97	90	6	(25)	(30)	-	-	-
Others	66	(23)	(21)	9	15	29	(40)	(37)	27	(1)	(2)	1	(42)	(39)
BioPharmaceuticals: R&I	1,451	2	3	609	(8)	422	14	23	266	9	2	154	3	7
Symbicort	555	(12)	(10)	156	(34)	195	15	24	123	(7)	(13)	81	(11)	(8)
Fasenra	389	10	10	249	9	19	56	67	86	12	5	35	1	4
Breztri	171	66	69	98	69	42	51	62	19	n/m	n/m	12	37	46
Saphnelo	76	n/m	n/m	71	n/m	-	-	-	2	n/m	n/m	3	n/m	n/m
Tezspire	21	n/m	n/m	-	-	-	-	-	11	n/m	n/m	10	n/m	n/m
Pulmicort	148	2	7	5	(69)	119	16	24	13	(11)	(16)	11	(8)	(5)
Bevespi	13	(5)	(4)	8	(23)	2	(2)	7	3	77	72	-	-	-
Daliresp/Daxas	11	(79)	(79)	8	(83)	-	(36)	(2)	2	(2)	(18)	1	n/m	-
Others	67	(31)	(28)	14	(55)	45	(20)	(14)	7	(14)	(19)	1	(7)	7
BioPharmaceuticals: V&I	224	(74)	(74)	15	(95)	32	(76)	(75)	122	(33)	(35)	55	(78)	(77)
COVID-19 mAbs	-	n/m	n/m	-	n/m	-	n/m	n/m	-	n/m	n/m	-	n/m	n/m
Vaxzevria	-	n/m	n/m	-	-	-	n/m	n/m	-	n/m	n/m	-	n/m	n/m
Beyfortus	50	n/m	n/m	-	-	-	-	-	50	-	-	-	-	-
Synagis	99	(5)	(1)	-	-	32	(13)	(7)	16	(4)	(10)	51	1	6
FluMist	75	28	23	15	41	-	-	-	56	22	16	4	81	76
Rare Disease	1,974	13	14	1,179	9	163	49	70	397	15	8	235	16	22
Soliris	781	(13)	(12)	420	(20)	124	47	71	163	(14)	(19)	74	(28)	(26)
Ultomiris	777	50	49	445	41	17	n/m	n/m	184	51	41	131	70	78
Strensiq	285	20	21	237	23	5	(32)	(10)	22	17	8	21	13	19
Koselugo	87	81	81	54	51	11	51	69	15	n/m	n/m	7	n/m	n/m
Kanuma	44	21	19	23	27	6	(4)	(2)	13	31	23	2	(10)	(5)
Other medicines	297	(27)	(22)	36	(3)	190	(11)	(4)	19	(32)	(34)	52	(59)	(56)
Nexium	244	(22)	(17)	29	(6)	153	3	13	11	5	(2)	51	(59)	(56)
Others	53	(43)	(41)	7	10	37	(44)	(41)	8	(54)	(53)	1	(66)	(57)
Total Product Sales	11,018	4	5	4,515	2	2,939	3	12	2,310	18	11	1,254	(7)	(3)

Table 29: Alliance Revenue

	9M 2023	9M 2022
	$m	$m
Enhertu	741	335
Tezspire	179	42
Vaxzevria: royalties	-	67
Other royalty income	59	51
Other Alliance Revenue	25	9
Total	1,004	504

Table 30: Collaboration Revenue

	9M 2023	9M 2022
	$m	$m
Lynparza: regulatory milestones	-	250
COVID-19 mAbs: licence fees	180	-
Farxiga: sales milestones	28	-
tralokinumab: sales milestones	20	110
Beyfortus: regulatory milestones	71	-
Other Collaboration Revenue	18	80
Total	317	440

Table 31: Other operating income and expense

	9M 2023	9M 2022
	$m	$m
brazikumab licence termination funding	75	104
Divestment of rights to Plendil	-	61
Divestment of US rights to Pulmicort Flexhaler	241	-
Update to the contractual relationships for Beyfortus (nirsevimab)	712	-
Other	205	160
Total	1,233	325

Other shareholder information

Financial calendar

Announcement of full year and fourth quarter 2023 results: 8 February 2024

Dividends are normally paid as follows:
First interim:          Announced with the half year results and paid in September
Second interim:     Announced with full year results and paid in March

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary Deutsche Bank Trust Company Americas
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	American Stock Transfer 6201 15th Avenue Brooklyn NY 11219
United Kingdom	United Kingdom	Sweden	United States

+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018
	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Arimidex and Casodex, owned by AstraZeneca or Juvisé (depending on geography); Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu, a trademark of Daiichi Sankyo; Losec, owned by AstraZeneca or Cheplapharm (depending upon geography); Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

‒    the risk of failure or delay in delivery of pipeline or launch of new medicines
‒    the risk of failure to meet regulatory or ethical requirements for medicine development or approval
‒    the risk of failures or delays in the quality or execution of the Group's commercial strategies
‒    the risk of pricing, affordability, access and competitive pressures
‒    the risk of failure to maintain supply of compliant, quality medicines
‒    the risk of illegal trade in the Group's medicines
‒    the impact of reliance on third-party goods and services
‒    the risk of failure in information technology or cybersecurity
‒    the risk of failure of critical processes
‒    the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
‒    the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
‒    the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
‒    the risk of the safety and efficacy of marketed medicines being questioned
‒    the risk of adverse outcome of litigation and/or governmental investigations
‒    intellectual property-related risks to our products
‒    the risk of failure to achieve strategic plans or meet targets or expectations
‒    the impact that global and/or geopolitical events may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition
‒    the risk of failure in financial control or the occurrence of fraud
‒    the risk of unexpected deterioration in the Group's financial position

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

- End of document -

[1] Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2023 vs. 2022. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

[2] Effective 1 January 2023, the Group has updated the presentation of Total Revenue. For further details of the presentation of Alliance Revenue and Collaboration Revenue, see the Basis of preparation and accounting policies section of the Notes to the Interim financial statements section.

[3] Reported financial measures are the financial results presented in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.

[4] Earnings per share.

[5] Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the acquisition of Alexion, amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 13 and Table 14 in the Financial performance section of this document.

[6] The COVID-19 medicines are Vaxzevria, Evusheld, and AZD3152 - the COVID-19 antibody currently in development.

[7] Cardiovascular, Renal and Metabolism.

[8] Respiratory & Immunology.

[9] The calculation of Reported and Core Product Sales Gross Margin (formerly termed as Gross Margin) excludes the impact of Alliance Revenue and Collaboration Revenue.

[10]Programmed cell death protein 1/cytotoxic T-lymphocyte-associated protein 4.

[11]Glucagon-like peptide 1 receptor agonist.

[12]  Hormone receptor.

[13] Eosinophilic granulomatosis with polyangiitis.

[14] Human epidermal growth factor receptor 2.

[15] Relapsed or refractory chronic lymphocytic leukaemia.

[16] Neuromyelitis optica spectrum disorder.

[17] Epidermal growth factor receptor mutation.

[18]Non-small cell lung cancer.

[19]Vaccines & Immune Therapies.

[20] In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a '+' symbol next to an R&D expense comment indicates that the item increased the R&D expense relative to the prior year.

[21] Cost of goods sold.

[22]Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, continue to be recorded in Other operating income and expense in the Company's financial statements.

[23] Metastatic castration-resistant prostate cancer.

[24] Human epidermal growth factor receptor mutant.

[25] Chronic lymphocytic leukaemia.

[26] Heart failure with preserved ejection fraction.

[27]Atypical haemolytic uraemic syndrome.

[28] Paroxysmal nocturnal haemoglobinuria.

[29] Programmed death-ligand 1.

[30] Chronic kidney disease.

[31] Chronic obstructive pulmonary disease.

[32]  Pressure metered dose inhaler.

[33] Product Sales shown in the Imfinzi line include Product Sales from Imjudo.

[34] COVID-19 monoclonal antibodies.

[35] National reimbursement drug list.

[36] Biliary tract cancer.

[37] Hepatocellular carcinoma.

[38] Small cell lung cancer.

[39] Poly ADP ribose polymerase.

[40] Platinum sensitive relapse.

[41] Breast cancer gene mutation.

[42] Germline (hereditary) breast cancer gene mutation.

[43] Bruton tyrosine kinase inhibitor.

[44] Sodium-glucose cotransporter 2.

[45] Type-2 diabetes.

[46] Heart failure with reserved ejection fraction.

[47] European Society of Cardiology.

[48] Fixed dose combination.

[49] 'New-to-brand' share represents a medicine's share in the dynamic market.

[50] Inhaled corticosteroid.

[51] Long-acting beta-agonist.

[52] Respiratory syncytial virus.

[53] Complement component 5.

[54] Generalised myasthenia gravis.

[55] Other Operating Income.

[56] Other adjustments include fair-value adjustments relating to contingent consideration on business combinations and other acquisition-related liabilities, discount unwind on acquisition-related liabilities (see Note 4) and provision movements related to certain legal matters, including a $510m charge to provisions relating to a legal settlement with BMS and Ono and a $425m charge to provisions relating to a multidistrict litigation proceeding legal settlement in 9M 2023 (see Note 6).

[57] Other adjustments include fair-value adjustments relating to contingent consideration on business combinations and other acquisition-related liabilities, discount unwind on acquisition-related liabilities (see Note 4) and provision movements related to certain legal matters, including a $425m charge to provisions relating to a multidistrict litigation proceeding legal settlement in Q3 2023 (see Note 6).

[58] Securities Exchange Commission.

[59] Based on best prevailing assumptions around currency profiles.

[60] Based on average daily spot rates 1 Jan 2022 to 31 Dec 2022.

[61] Based on average daily spot rates 1 Jan 2023 to 30 Sep 2023.

[62] Based on average daily spot rates 1 Sep 2023 to 30 Sep 2023.

[63] Change vs. the average spot rate for the previous year

[64] Other currencies include AUD, BRL, CAD, KRW and RUB.

[65] Progression free survival.

[66] Central nervous system.

[67] Fluorouracil, oxaliplatin and docetaxel .

[68] Pathologic complete response.

[69] Gastro oesophageal junction.

[70] Transarterial chemoembolisation.

[71] Overall survival.

[72] Immunohistochemistry.

[73] v-erb-b2 avian erythroblastic leukemia viral oncogene homolog 2.

[74] Overall response rate.

[75] Small lymphocytic lymphoma.

[76] Antibody drug conjugate.

[77] Heart failure.

[78] Transthyretin-mediated amyloid cardiomyopathy and transthyretin-mediated amyloid polyneuropathy

[79] Severe eosinophilic asthma.

[80] Immunoglobulin A neuropathy.

[81] Compete Response Letter.

[82] Supplemental biologics license application.

[83] Lactic dehydrogenase.

[84] Transthyretin-mediated amyloid cardiomyopathy.

[85] Effective 1 January 2023, the Group has updated the presentation of Total Revenue. See Note 1 for further details of the presentation of Alliance Revenue.

[86] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

[87] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 9 November 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary